1933 Act File No.: 333-275575

1940 Act File No.: 811-21056

CIK No.: 1993000

Securities and Exchange Commission

Washington, D.C. 20549

Amendment No. 1

to

REGISTRATION STATEMENT

ON

Form S-6

For Registration under the Securities Act

of 1933 of Securities of Unit Investment

Trusts Registered on Form N-8B-2

A.	Exact name of trust: Advisors Disciplined Trust 2215

B.	Name of depositor: Advisors Asset Management, Inc.

C.	Complete address of depositor’s principal executive offices:

18925 Base Camp Road

Monument, Colorado 80132

D.	Name and complete address of agent for service:

With a copy to:
Scott Colyer	Scott R. Anderson
Advisors Asset Management, Inc.	Chapman and Cutler LLP
18925 Base Camp Road	320 South Canal Street, 27th Floor
Monument, Colorado 80132	Chicago, Illinois 60606

E.	Title of securities being registered: Units of undivided beneficial interest

F.	Approximate date of proposed public offering:

As Soon As Practicable After The Effective Date Of The Registration Statement

☒	Check box if it is proposed that this filing will become effective on February 26, 2024 at 10:00 a.m. pursuant to Rule 487.

UBS CIO Pricing Power Standouts,
Series 2024-1Q

(Advisors Disciplined Trust 2215)

A portfolio of stocks of foreign and domestic companies seeking above average total return through dividend income and capital appreciation

Prospectus

February 26, 2024

As with any investment, the Securities and
Exchange Commission has not approved or
disapproved of these securities or passed
upon the adequacy or accuracy of this prospectus. Any contrary representation is a criminal offense.

2	Investment Summary

Investment Summary

Investment Objective

The trust seeks to provide above average total return through dividend income and capital appreciation. There is no assurance the trust will achieve its objective.

Principal Investment Strategy

The trust seeks to achieve its objective by investing in a portfolio of common stocks of foreign and domestic companies based principally on the Pricing Power Standouts stock list (“Pricing Power Standouts stock list”) included in a research report published by UBS Financial Services, Inc.’s (“UBS”) Chief Investment Office Global Wealth Management (“CIO GWM”) on February 15, 2024 in the ordinary course of business.

CIO GWM believes:

•Companies with pricing power have the potential to outperform the broader market in the months ahead. These companies tend to have high and stable gross profit margins and a large market share in their respective industries.

•Companies that are better able to pass on rising costs to customers in the form of higher prices are less likely to see profitability headwinds.

•While inflation has eased and is expected to taper off, companies with pricing power characteristics still see benefits. These companies should be better able to maintain prior price hikes, while others may be forced to discount or slow the pace of increases.

•The relatively stable earnings profile of companies within this theme should also offer some protection in the event a soft landing fails to materialize.

CIO GWM believes that in the face of still-elevated input costs, companies with pricing power will be better able to pass on these costs to consumers and maintain their profit margins. In selecting the Pricing Power Standouts Stock list, CIO GWM sought to identify companies with pricing power as those with historically high and stable gross profit margins and a large market share in their respective industries.

There are no assurances that the above will occur or that the trust’s portfolio companies will benefit from such occurrences.

CIO GWM published its research report with the Pricing Power Standouts stock list without regard to the trust or its unitholders. The UBS Pricing Power Standouts stock list selections are not selected for the purpose of creating a single portfolio and do not account for weightings, diversification or other portfolio considerations and are not a guarantee of future performance. The selections in the research report are only valid as of the publication date. The sponsor* is solely responsible for selecting investments for the trust. In determining the final portfolio for the trust, the sponsor reviewed each stock included in the report to determine whether the trust can support the buying and selling of the anticipated number of shares on any given day to meet the trust’s purchases and/or redemption requirements. The sponsor looked at the size of the market as well as the volume of trading that occurs in each stock on a daily basis. The sponsor also made sure each stock being considered is suitable to be included in a unit investment trust. The selected stocks come from various market sectors and market capitalizations and might not include every stock included in the research report.

UBS may choose for any reason not to recommend (or to recommend the sale of) any or all of the stocks in the Pricing Power Standouts stock list for another purpose or at a later date. This may affect the value of the units of the trust. In addition, UBS and its affiliates, in their general securities business may act as agent or principal in connection with buying and selling stocks, including the trust’s portfolio companies, and may

*“AAM,” “we” and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.

Investment Summary	3

have executed securities transactions on behalf of the trust, thereby benefiting UBS. UBS may make research recommendations at a later date that may conflict with the security selection for the portfolio. Further, UBS may choose at any time to cease research coverage of any trust’s portfolio companies. In the future, UBS or its affiliates may seek to provide investment banking or other services to any of the issuers of the securities. See the “Notes to Portfolio” for specific information concerning UBS’s investment banking relationships and other matters relating to the securities.

UBS is a corporation organized under the laws of the State of Delaware and is a member firm of the New York Stock Exchange, Inc. as well as other major securities and commodities exchanges and is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). The trust is not sponsored or endorsed by UBS and UBS makes no representation or warranty, express or implied, to the unitholders of the trust or any member of the public regarding the advisability of investing in units of the trust. UBS’s only relationship to the sponsor or the trust is the distribution of the trust and licensing of certain trademarks and the publication of an ordinary course research report published by UBS without regard to the trust or its unitholders which included a list of stocks upon which the trust’s portfolio was based. UBS is not responsible for and has not participated in any determination or calculation made with respect to issuance or redemption of units of the trust. The securities included in the Pricing Power Standouts stock list are selected without regard to the sponsor, the trust or any of its unitholders. UBS is not responsible for and has not participated in the determination of the prices and amount of units of the trust or the timing of the issuance or sale of units or in the determination of any financial calculations relating thereto. UBS has no obligation or liability in connection with the administration of the trust. UBS shall have no liability whatsoever for any investment decision made by the sponsor or the trust or any other person in connection with the trust or the use of the Pricing Power Standouts stock list. UBS makes no warranty, express or implied, as to results, including any losses, to be obtained by the sponsor, the trust or its unit holders, or any other person or entity, from the use of the Pricing Power Standouts stock list. UBS makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Pricing Power Standouts stock list, the trust or the units.

Without limiting any of the foregoing, in no event shall UBS have any liability for any special, punitive, indirect, or consequential damages (including lost profits) resulting from the use of the Pricing Power Standouts stock list, the trust or the units, even if notified of the possibility of such damages.

Please note that the strategy was applied to select the portfolio at a particular time. If we create additional units of the trust after the trust’s inception date, the trust will purchase the securities originally selected by applying the strategy. This is true even if a later application of the strategy would have resulted in the selection of different securities or if CIO GWM subsequently publishes another Pricing Power Standouts stock list. The trust’s portfolio will not change in connection with changes to UBS’s Pricing Power Standouts stock list during the life of the trust.

Principal Risks

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•Security prices will fluctuate. The value of your investment may fall over time. Market values of securities held by the trust may fluctuate in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, adverse events impacting a particular industry or sector

4	Investment Summary

and/or significant events impacting the entire securities market. The complete economic impacts of the novel form of coronavirus disease first detected in 2019 (“COVID-19”)are not fully known. Although vaccines have been developed and approved for use by various governments, there is no guarantee that vaccines will be effective against emerging variants of the disease. The COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and the trust.

•An issuer may be unwilling or unable to declare dividends in the future or may reduce the level of dividends declared. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. The COVID-19 pandemic, or any future public crisis, may adversely impact a company’s willingness or ability to pay dividends in the future or may reduce the level of dividends declared.

•The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.

•The trust is concentrated in securities issued by consumer products and services companies. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment. Companies within this sector may be negatively impacted by conditions caused by the spread of COVID-19, or any future public health crisis, including companies involved in travel, entertainment and retail consumer goods and services.

•We do not actively manage the portfolio. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.

Investment Summary	5

Fees and Expenses

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Sales Fee	As a % of $1,000 Invested	Amount per 100 Units
Initial sales fee	0.00%	$0.00
Deferred sales fee	1.35	13.50
Creation & development fee	0.50	5.00
Maximum sales fee	1.85%	$18.50
Organization Costs	0.29%	$2.90

Annual operating expenses	As a % of Net Assets	Amount per 100 Units
Trustee fee & expenses	0.14%	$1.39
Supervisory, evaluation and administration fees	0.10	1.00
Total	0.24%	$2.39

The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit with the first installment commencing on June 20, 2024, the second installment on July 20, 2024 and the final installment on August 20, 2024. The creation and development fee is fixed at $0.05 per unit and accrues daily from the day after the end of the initial offering period (anticipated to be approximately three months) through the trust’s termination date. If you sell or redeem your units prior to the trust’s termination date, you will not pay any unaccrued amounts of the creation and development fee upon redemption or sale of your units. When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

Example

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$240
3 years	$740
5 years	$1,266
10 years	$2,704

This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales fee of 1.85%.

Who Should Invest

You should consider this investment if you want:

•to own a defined portfolio of stocks on UBS’s Pricing Power Standouts stock list as of the trust’s inception.

•the potential to receive dividend income and capital appreciation.

You should not consider this investment if you:

•are uncomfortable with the risks of an unmanaged investment in common stocks.

•are uncomfortable with the trust’s strategy.

•seek aggressive growth without current income.

•seek capital preservation.

Essential Information
Unit price at inception	$10.0000
Inception date	February 26, 2024
Termination date	May 27, 2025
Distribution dates25th day of each month
Record dates10th day of each month
CUSIP Numbers
Standard Accounts
Cash distributions	00778W760
Reinvest distributions	00778W778
Fee Based Accounts
Cash distributions	00778W786
Reinvest distributions	00778W794
Ticker Symbol	CIOAHX
Minimum investment	$1,000/100 units
Tax StructureGrantor Trust

6	Investment Summary

UBS CIO Pricing Power Standouts, Series 2024-1Q

(Advisors Disciplined Trust 2215)
Portfolio
As of the trust inception date, February 26, 2024

(Continued)

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)	Unaudited Disclosure of UBS(5)
Common Stocks — 100.00%
		Consumer Discretionary — 19.37%
23	RACE	Ferrari N.V. (3)	6.46%	$416.07	$9,570	1,8,19
26	HD	The Home Depot, Inc.	6.53	371.96	9,671	1,8,9,10
222	MGM	MGM Resorts International (4)	6.38	42.58	9,453	1
		Consumer Staples — 6.41%
155	KO	The Coca-Cola Company	6.41	61.20	9,486	1,8,10
		Financials — 10.53%
45	ICE	Intercontinental Exchange, Inc.	4.21	138.38	6,227	1,8,9,10
33	V	Visa, Inc.	6.32	283.60	9,359	1
		Health Care — 12.73%
37	DHR	Danaher Corporation	6.34	253.84	9,392	1,8,9,10
48	ZTS	Zoetis, Inc.	6.39	197.21	9,466	1,18
		Industrials — 12.79%
51	RSG	Republic Services, Inc.	6.37	184.98	9,434	1,12
64	UPS	United Parcel Service, Inc.	6.42	148.63	9,512	1,2,4,5,8,9
		Information Technology — 18.91%
52	AAPL	Apple, Inc.	6.41	182.52	9,491	1,2,3,4,5,6,7,8,9,10
7	AVGO	Broadcom, Inc.	6.13	1,296.37	9,074	1,8,9,10
23	MSFT	Microsoft Corporation	6.37	410.34	9,438	1,2,3,4,5,6,7,8,9,10
		Materials — 12.87%
21	LIN	Linde PLC (3)	6.35	447.56	9,399	1,8,9,10
30	SHW	The Sherwin-Williams Company	6.52	322.03	9,661	1
		Real Estate — 6.39%
71	PLD	Prologis, Inc.	6.39	133.21	9,458	1

			100.00%		$148,091

Investment Summary	7

Notes to Portfolio

(1)Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust’s inception date. In accordance with Accounting Standards Codification 820, “Fair Value Measurements”, the trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $148,091 and $0, respectively.

(3)This is a security issued by a foreign company.

Common stocks comprise 100.00% of the investments in the trust, broken down by country of organization of the issuer as set forth below:

Ireland	6.35%
Netherlands	6.46%
United States	87.19%

(4)This is a non-income producing security.

(5)UBS Financial Services Inc. and/or its affiliates (“UBS”), a registered investment adviser and broker/dealer, in its general securities businesses, acts as agent or principal in connection with buying and selling stocks, including the securities. The following unaudited information details certain of UBS’s investment banking relationships and other matters related to one or more securities as of February 15, 2024 or such earlier noted date. This information has been provided by UBS, who is solely responsible for its content, and is subject to change. UBS may also have other conflicts of interests with respect to companies on the list at any given time, including those arising in connection with seeking business relationships with these companies and that research analysts receive compensation based upon, among other factors, the overall profitability of UBS, including profits derived from investment banking and sales and trading revenues.

1. UBS Securities LLC makes a market in the securities and/or ADRs of this company.

2. This company/entity is, or within the past 12 months has been, a client of UBS Securities LLC, and investment banking services are being, or have been, provided.

3. The equity analyst covering this company, a member of his or her team, or one of their household members has a long common stock position in this company.

4. This company/entity is, or within the past 12 months has been, a client of UBS Securities LLC, and non-investment banking securities-related services are being, or have been, provided.

5. This company/entity is, or within the past 12 months has been, a client of UBS Securities LLC, and non-securities services are being, or have been, provided.

6. The UBS Wealth Management strategist, a member of his or her team, or one of their household members has a long common stock position in this company.

7. UBS beneficially owned 1% or more of a class of this company’s common equity securities as of last month’s end (or the prior month’s end if this report is dated less than 10 days after the most recent month’s end).

8. Within the past 12 months, UBS has received compensation for products and services other than investment banking services from this company/entity.

9. Within the past 12 months, UBS has received compensation for investment banking services from this company/entity or one of its affiliates.

10. UBS expects to receive or intend to seek compensation for investment banking services from this company/entity within the next three months.

(Continued)

8	Investment Summary

11. This company/entity is, or within the past 12 months has been, a client of UBS Financial Services Inc, and non-investment banking securities related services are being, or have been, provided.

12. UBS Financial Services Inc., its affiliates or subsidiaries owns a net long position exceeding 0.5% of the total issued share capital of this company.

13. Because this security exhibits higher-than-average volatility, the FSR has been set at 15% above the MRA for a Buy rating, and at -15% below the MRA for a Sell rating (compared with 6/-6% under the normal rating system).

14. UBS AG London Branch is acting as exclusive Financial Adviser to VPI Holding Ltd on its strategic partnership with Air Products for the development of a blue hydrogen production facility in the industrial cluster of Immingham in the UK.

15. UBS has acted as manager/co-manager in the underwriting or placement of securities of this company/entity or one of its affiliates within the past 12 months.

16. The fixed income analyst covering this company, a member of his or her team, or one of their household members has a long common stock position in this company.

17. UBS AG London Branch is acting as an advisor to Perfetti Van Melle Group B.V. on the acquisition of the developed-market gum business of Mondelez International, Inc.

18. An employee of UBS is an officer, director, or advisory board member of this company.

19. UBS holds a long or short position of 0.5% or more of the listed shares of this company.

Understanding Your Investment	9

day that exchange is open. We generally determine the value of securities using the last sale price for securities traded on a national securities exchange. For this purpose, the trustee provides us closing prices from a reporting service approved by us. In some cases we will price a security based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. We will only do this if a security is not principally traded on a national securities exchange or if the market quotes are unavailable or inappropriate.

We determined the initial prices of the securities shown under “Portfolio” in this prospectus as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

Organization Costs. During the initial offering period, part of the value of the units represents an amount that will pay the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the initial fees and expenses of the trustee and the initial audit. Your trust will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your units will decline when the trust pays these costs.

Sales Fee. The maximum sales fee is shown under “Fees and Expenses” for your trust and is 1.85% of the public offering price per unit at the time of purchase.

You pay a fee in connection with purchasing units. We refer to this fee as the “transactional sales fee”. The transactional sales fee has both an initial and a deferred component. The transactional sales fee equals 1.35% of the public offering price per unit based on a $10 public offering price per unit. The percentage amount of the transactional sales

Understanding Your Investment

How to Buy Units

You can buy units of the trust on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at www.AAMlive.com. The public offering price of units includes:

•the net asset value per unit plus

•organization costs plus

•the sales fee.

The “net asset value per unit” is the value of the securities, cash and other assets in the trust reduced by the liabilities of the trust divided by the total units outstanding. We often refer to the public offering price of units as the “offer price” or “purchase price.” The offer price will be effective for all orders received prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time). If we receive your order prior to the close of regular trading on the New York Stock Exchange or authorized financial professionals receive your order prior to that time and properly transmit the order to us by the time that we designate, then you will receive the price computed on the date of receipt. If we receive your order after the close of regular trading on the New York Stock Exchange, if authorized financial professionals receive your order after that time or if orders are received by such persons and are not transmitted to us by the time that we designate, then you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to us in a timely manner. Certain broker-dealers may charge a transaction or other fee for processing unit purchase orders.

Value of the Securities. We determine the value of the securities as of the close of regular trading on the New York Stock Exchange on each

10	Understanding Your Investment

offering price per unit by the amount of the initial sales fee credit and the value of those securities will fluctuate, which could result in a benefit or detriment to unitholders that purchase units at that price. The initial sales fee credit is paid by the sponsor and is not paid by the trust. The fees and expenses table for the trust shows the sales fee calculation at a $10 public offering price per unit and the following examples illustrate the sales fee at prices below and above $10. If the public offering price per unit fell to $9, the maximum sales fee would be $0.1665 (1.85% of the public offering price per unit), which consists of an initial sales fee of -$0.0185, a deferred sales fee of $0.135 and a creation and development fee of $0.05. If the public offering price per unit rose to $11, the maximum sales fee would be $0.2035 (1.85% of the public offering price per unit), consisting of an initial sales fee of $0.0185, a deferred sales fee of $0.135 and a creation and development fee of $0.05. The actual sales fee that may be paid by an investor may differ slightly from the sales fees shown herein due to rounding that occurs in the calculation of the public offering price and in the number of units purchased.

If you purchase units after the last deferred sales fee payment has been assessed, the secondary market sales fee is equal to 1.85% of the public offering price less the total fixed dollar creation and development fee. If you purchase units after the last deferred sales fee payment has been assessed, the secondary market sales fee includes an initial sales fee (equal to the maximum sales fee of 1.85% of the public offering price minus the total creation and development fee) and unitholders will also pay remaining creation and development fee amounts (i.e. unitholders who buy in the secondary market after collection of the deferred sales fees are not charged deferred sales fee but will pay an initial sales fee and the remaining creation and development fee).

Minimum Purchase. The minimum amount you can purchase of the trust appears under “Essential Information”, but such amounts may vary depending on your selling firm.

fee is based on the unit price on your trust’s inception date. The transactional sales fee equals the difference between the total sales fee and the total creation and development fee. As a result, the percentage and dollar amount of the transactional sales fee will vary as the public offering price per unit varies. The transactional sales fee does not include the creation and development fee which is described under “Fees and Expenses” for your trust.

You pay the initial sales fee, if any, at the time you buy units. The initial sales fee is the difference between the total sales fee percentage (maximum of 1.85% of the public offering price per unit) and the sum of the remaining fixed dollar deferred sales fee and the total fixed dollar creation and development fee. The initial sales fee will be 0.00% of the public offering price per unit at a public offering price per unit of $10. If the public offering price per unit exceeds $10, you will be charged an initial sales fee equal to the difference between the total sales fee percentage (maximum of 1.85% of the public offering price per unit) and the sum of the remaining fixed dollar deferred sales fee and total fixed dollar creation and development fee. The deferred sales fee is fixed at $0.135 per unit. Your trust pays the deferred sales fee in equal monthly installments as described under “Fees and Expenses” for your trust. If you redeem or sell your units prior to collection of the total deferred sales fee, you will pay any remaining deferred sales fee upon redemption or sale of your units.

Since the deferred sales fee and creation and development fee are fixed dollar amounts per unit, your trust must charge these amounts per unit regardless of any decrease in net asset value. As a result, if the public offering price per unit falls to less than $10 (resulting in the maximum sales fee percentage being a dollar amount that is less than the combined fixed dollar amounts of the deferred sales fee and creation and development fee) your initial sales fee will be a credit equal to the amount by which these fixed dollar fees exceed the sales fee at the time you buy units. In such a situation, the value of securities per unit would exceed the public

Understanding Your Investment	11

Initial sales fee	0.00%
Deferred sales fee	0.00%
Transactional sales fee	0.00%
Creation and development fee	0.50%
Total sales fee	0.50%

This discount applies only during the initial offering period. Certain Fee Account investors may be assessed transaction or other fees on the purchase and/or redemption of units by their broker-dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to the trust.

Employees. We waive the transactional sales fee for purchases made by officers, directors and employees (and immediate family members) of the sponsor and its affiliates. These purchases are not subject to the transactional sales fee but will be subject to the creation and development fee. We also waive a portion of the sales fee for purchases made by officers, directors and employees (and immediate family members) of selling firms. These purchases are made at the public offering price per unit less the applicable regular dealer concession. Immediate family members for the purposes of this section include your spouse, children (including step-children) under the age of 21 living in the same household, and parents (including step-parents). These discounts apply to initial offering period and secondary market purchases. All employee discounts are subject to the policies of the related selling firm, including but not limited to, householding policies or limitations. Only officers, directors and employees (and their immediate family members) of selling firms that allow such persons to participate in this employee discount program are eligible for the discount.

Dividend Reinvestment Plan. We do not charge any sales fee when you reinvest distributions from your trust into additional units of the trust. This sales fee discount applies to initial offering period and secondary market purchases. Since the deferred

Reducing Your Sales Fee. We offer a variety of ways for you to reduce the fee you pay. It is your financial professional’s responsibility to alert us of any discount when you order units. Except as expressly provided herein, you may not combine discounts. Since the deferred sales fee and the creation and development fee are fixed dollar amounts per unit, your trust must charge these fees per unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales fee is less than the fixed dollar amounts of the deferred sales fee and the creation and development fee, we will credit you the difference between your total sales fee and these fixed dollar fees at the time you buy units.

Fee Accounts. Investors may purchase units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge investor accounts (“Fee Accounts”) periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with an investment account for which a comprehensive “wrap fee” charge (“Wrap Fee”) is imposed. You should consult your financial advisor to determine whether you can benefit from these accounts. To purchase units in these Fee Accounts, your financial advisor must purchase units designated with one of the Fee Account CUSIP numbers, if available. Please contact your financial advisor for more information. If units of the trust are purchased for a Fee Account and the units are subject to a Wrap Fee in such Fee Account (i.e., the trust is “Wrap Fee Eligible”) then investors may be eligible to purchase units of the trust in these Fee Accounts that are not subject to the transactional sales fee but will be subject to the creation and development fee that is retained by the sponsor. For example, this table illustrates the sales fee you will pay as a percentage of the initial $10 public offering price per unit if you hold units for the entire life of the trust (the percentage will vary with the unit price).

12	Understanding Your Investment

Selling Units. We may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current net asset value, provided that you will not pay any remaining creation and development fee or organization costs if you sell units during the initial offering period. If you sell or redeem units after the initial offering period you will not pay any unaccrued amounts of the creation and development fee upon sale or redemption of your units. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current redemption price.

Redeeming Units. You may also redeem your units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open. The redemption price that you will receive for units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you redeem units during the initial offering period. If you sell or redeem units after the initial offering period you will not pay any unaccrued amounts of the creation and development fee upon sale or redemption of your units. You will pay any remaining deferred sales fee at the time you redeem units. You will receive the net asset value for a particular day if the trustee receives your completed redemption request prior to the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals prior to the close of regular trading on the New York Stock Exchange that are properly transmitted to the trustee by the time designated by the trustee, are priced based on sales fee and the creation and development fee are fixed dollar amounts per unit, your trust must charge these fees per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee or creation and development fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time.

Certain Self-Directed Brokerage Platforms. Purchases of units through E*TRADE and/or any other Morgan Stanley self-directed brokerage platform will be executed at the public offering price per unit less the applicable dealer concession. This discount applies during the initial offering period and in the secondary market.

Retirement Accounts. The portfolio may be suitable for purchase in tax-advantaged retirement accounts. You should contact your financial professional about the accounts offered and any additional fees imposed.

How to Sell Your Units

You can sell or redeem your units on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at www.AAMlive.com or through your financial professional. The sale and redemption price of units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you sell or redeem units during the initial offering period. If you sell or redeem units after the initial offering period you will not pay any unaccrued amounts of the creation and development fee upon sale or redemption of your units. The sale and redemption price is sometimes referred to as the “liquidation price.” You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction or other fee for processing unit redemption or sale requests.

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Rollover Option. Your trust’s strategy may be a long-term investment strategy designed to be followed on an annual basis. You may achieve more consistent long-term investment results by following the strategy. As part of the strategy, we currently intend to offer a subsequent series of your trust for a rollover when the current trust terminates. When your trust terminates you will have the option to (1) participate in a rollover and have your units reinvested into a subsequent trust series through a cash rollover as described in this section, (2) receive an in-kind distribution of securities or (3) receive a cash distribution.

If you elect to participate in a rollover, your units will be redeemed on your trust’s termination date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series, if available, at the public offering price for the new trust. The trustee will attempt to sell securities to satisfy the redemption as quickly as practicable on the termination date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the securities and could impact the length of the sale period. The liquidity of any security depends on the daily trading volume of the security and the amount available for redemption and reinvestment on any day.

Units of a subsequent trust series purchased with rollover proceeds would be subject to the sales fees and applicable expenses set forth in the prospectus for such trust. Such fees and expenses will reduce the returns you experience over time.

We intend to make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as current trusts. We cannot guarantee that a rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more the date of receipt. Redemption requests received by the trustee after the close of regular trading on the New York Stock Exchange, redemption requests received by authorized financial professionals after that time or redemption requests received by such persons that are not transmitted to the trustee until after the time designated by the trustee, are priced based on the date of the next determined redemption price provided they are received in a timely manner by the trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the trustee so they will be received in a timely manner. If your request is not received in a timely manner or is incomplete in any way, you will receive the next net asset value computed after the trustee receives your completed request.

If you redeem your units, the trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take two business days). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

You can request an in-kind distribution of the securities underlying your units if you tender at least 2,500 units for redemption (or such other amount as required by your financial professional’s firm). This option is generally available only for securities traded and held in the United States. The trustee will make any in-kind distribution of securities by distributing applicable securities in book entry form to the account of your financial professional at Depository Trust Company. You will receive whole shares of the applicable securities and cash equal to any fractional shares. You may not request this option in the last 30 days of your trust’s life. We may discontinue this option upon sixty days notice.

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Reports. The trustee or your financial professional will make available to you a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust’s activity and certain tax information at the sponsor’s website at AAMLive.com in the UIT Tax Center area and retrievable by CUSIP. You may also request a copy of the annual report to be sent to you by calling the sponsor at 1-877-858-1773. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

Investment Risks

All investments involve risk. This section describes the main risks that can impact the value of the securities in your portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your units will also fall. We cannot guarantee that the trust will achieve its objective or that your investment return will be positive over any period.

Market Risk. Market risk is the risk that the value of the securities in the trust will fluctuate. This could cause the value of your units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, or ratings on a security. Even though we supervise your portfolio, you should remember that we do not manage your portfolio. The trust will not sell a security solely because the market value falls as is possible in a managed fund. Public health crises, such as the COVID-19 pandemic, may adversely affect commercial activities, disrupt supply chains, increase market volatility, decrease consumer demand, disrupt healthcare services, and result in prolonged quarantines, travel restrictions and business closures. Although COVID-19 vaccines have been developed and approved for use by various governments, there is no guarantee that vaccines will be effective against emerging variants of the disease. The potential slowly than permitted by the trust procedures. We may, in our sole discretion, modify a rollover or stop creating units of any future trust at any time regardless of whether all proceeds of unitholders have been reinvested in a rollover. We may decide not to offer a rollover option upon sixty days notice. Cash which has not been reinvested in a rollover will be distributed to unitholders shortly after the termination date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a rollover but may not be entitled to a deduction for capital losses due to the “wash sale” tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See “Understanding Your Investment—Taxes”.

Distributions

Distributions. Your trust generally pays distributions of its net investment income along with any excess capital on each distribution date to unitholders of record on the preceding record date, provided that the total cash held for distribution equals at least 0.1% of the trust’s net asset value as determined under the trust agreement. The record and distribution dates are shown under “Essential Information” in the “Investment Summary” section of this prospectus. In some cases, your trust might pay a special distribution if it holds an excessive amount of cash pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change.

The issuers in the trust’s portfolio make dividend payments at various times during the year. When the trust receives dividends from issuers, the trustee credits the dividends to the trust’s accounts. Because the trust does not necessarily receive dividends from the underlying issuers at a constant rate throughout the year, the trust’s income distributions to unitholders will fluctuate.

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Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer’s board of directors and the amount of any dividend may vary over time. The COVID-19 pandemic, or any future public health crisis, may adversely impact a company’s willingness or ability to pay dividends in the future or may reduce the level of dividends declared.

Sector Concentration Risk. Sector concentration risk is the risk that the value of the trust is more susceptible to fluctuations based on factors that impact a particular sector because the portfolio concentrates in companies within that sector. A portfolio “concentrates” in a sector when securities in a particular sector make up 25% or more of the portfolio. Refer to the “Principal Risks” in the “Investment Summary” section of this prospectus for the trust for sector concentrations.

The trust invests significantly in securities of consumer products and services companies. These companies manufacture or sell various consumer products and/or services. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers’ disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products and services over the Internet have the potential to access more consumers, but will require sophisticated technology to remain competitive. Consumer products and services companies may be negatively impacted by conditions caused by the spread of COVID-19, or any future public health crisis. The COVID-19 pandemic adversely impacted companies within this sector, including companies economic impact of the COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and the trust.

Additional Market Disruption Risk. In February 2022, Russia commenced a military attack on Ukraine. In response, various countries, including the U.S., issued broad-ranging sanctions on Russia and certain Russian companies and individuals. The hostilities between the two countries may escalate and any existing or future sanctions could have a severe adverse effect on Russia’s economy, currency, companies and region as well as negatively impact other regional and global economic markets of the world (including Europe and the United States), companies in such countries and various sectors, industries and markets for securities and commodities globally, such as oil and natural gas. Accordingly, the hostilities and sanctions may have a negative effect on the trust’s investments and performance beyond any direct exposure to Russian companies or those of adjoining geographic regions. The sanctions and compliance with these sanctions may impair the ability of the trust to buy, sell, hold or deliver securities of Russian companies and/or other assets. Russia may also take retaliatory actions or countermeasures, such as cyberattacks and espionage, which may negatively impact the countries and companies in which the trust may invest. Accordingly, there may be a heightened risk of cyberattacks by Russia in response to the sanctions. The extent and duration of the military action or future escalation of such hostilities; the extent and impact of existing and any future sanctions, market disruptions and volatility; and the result of any diplomatic negotiations cannot be predicted. These and any related events could have a significant negative impact on certain trust’s investments as well as the trust’s performance, and the value or liquidity of certain securities held by the trust may decline significantly.

Dividend Payment Risk. Dividend payment risk is the risk that an issuer of a security is unwilling or unable to pay income on a security.

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The U.S. dollar value of income payments on foreign securities will fluctuate similarly with changes in foreign currency values.

Certain foreign securities may be held in the form of American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”), or other similar receipts. Depositary receipts represent receipts for foreign securities deposited with a custodian (which may include the trustee of the trust). Depository receipts may not be denominated in the same currency as the securities into which they may be converted. ADRs typically trade in the U.S. in U.S. dollars and are registered with the Securities and Exchange Commission. GDRs are similar to ADRs, but GDRs typically trade outside of the U.S. and outside of the country of the issuer in the currency of the country where the GDR trades. Depositary receipts generally involve most of the same types of risks as foreign securities held directly but typically also involve additional expenses associated with the cost of the custodian’s services. Some depositary receipts may experience less liquidity than the underlying securities traded in their home market. Certain depositary receipts are unsponsored (i.e. issued without the participation or involvement of the issuer of the underlying security). The issuers of unsponsored depositary receipts are not obligated to disclose information that may be considered material in the U.S. Therefore, there may be less information available regarding these issuers which can impact the relationship between certain information impacting a security and the market value of the depositary receipts.

Small and Mid-Size Companies. The trust invests in securities issued by small and mid-size companies. The share prices of these companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information. In particular, companies with smaller capitalizations may be less financially secure, depend on a smaller number of key personnel and involved in travel, entertainment and retail consumer goods and services.

Foreign Issuer Risk. An investment in securities of foreign issuers involves certain risks that are different in some respects from an investment in securities of domestic issuers. These include risks associated with future political and economic developments, international trade conditions, foreign withholding taxes, liquidity concerns, currency fluctuations, volatility, restrictions on foreign investments and exchange of securities, potential for expropriation of assets, confiscatory taxation, difficulty in obtaining or enforcing a court judgment, potential inability to collect when a company goes bankrupt and economic, political or social instability. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy for reasons including differences in growth of gross domestic product, rates of inflation, capital reinvestment, resources, self-sufficiency and balance of payments positions. There may be less publicly available information about a foreign issuer than is available from a domestic issuer as a result of different accounting, auditing and financial reporting standards. Some foreign markets are less liquid than U.S. markets which could cause securities to be bought at a higher price or sold at a lower price than would be the case in a highly liquid market.

Securities of certain foreign issuers may be denominated or quoted in currencies other than the U.S. dollar. Foreign issuers also make payments and conduct business in foreign currencies. Many foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons. Changes in foreign currency exchange rates may affect the value of foreign securities and income payments. Generally, when the U.S. dollar rises in value against a foreign currency, a security denominated in that currency loses value because the currency is worth fewer U.S. dollars. Conversely, when the U.S. dollar decreases in value against a foreign currency, a security denominated in that currency gains value because the currency is worth more U.S. dollars.

Understanding Your Investment	17

amounts of new equity shares (or equivalents) to purchase or build new properties. This may adversely affect REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially if REITs issue stock when real estate prices are relatively high and stock prices are relatively low.

Mortgage REITs engage in financing real estate, purchasing or originating mortgages and mortgage-backed securities and earning income from the interest on these investments. Such REITs face risks similar to those of other financial firms, such as changes in interest rates, general market conditions and credit risk, in addition to risks associated with an investment in real estate.

REITs may be negatively impacted by conditions caused by the spread of COVID-19, or any future public health crisis. The COVID-19 pandemic adversely impacted many individuals and businesses resulting in an inability to pay all or a portion of their contracted rent on retail and commercial space, which created cashflow difficulties for many landlords and adversely impacted the value of some real estate and related businesses. The COVID-19 pandemic and governmental responses also adversely impacted the demand for some categories of commercial and retail space. As many businesses shifted to operating via remote-working programs, the need for office space has been reduced. This may have an adverse impact on REITs that invest in real estate which provide space to these businesses.

Liquidity Risk. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by these issuers may negatively impact the share prices of these generally be subject to more unpredictable price changes than larger, more established companies and the markets as a whole. Smaller capitalization and emerging growth companies may be particularly sensitive to changes in interest rates, borrowing costs and earnings.

Real Estate Investment Trusts. The trust may invest in securities issued by real estate investment trusts (“REITs”). Many factors can have an adverse impact on the performance of a REIT, including its cash available for distribution, the credit quality of the REIT or the real estate industry generally. The success of a REIT depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs. You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if REIT securities are acquired at or near the top of the cycle, there is increased risk of a decline in value of the REIT securities. At various points in time, demand for certain types of real estate may inflate the value of real estate. This may increase the risk of a substantial decline in the value of such real estate and increase the risk of a decline in the value of the securities. REITs are also subject to defaults by borrowers and the market’s perception of the REIT industry generally. Because of their structure, and a current legal requirement that they distribute at least 90% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial

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•as permitted by the trust agreement.

When your trust sells securities, the composition and diversification of the securities in the portfolio may be altered. Your trust will generally reject any offer for securities or other property in exchange for the securities in its portfolio. If an offer by the issuer of any of the portfolio securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will reject the offer. If any such issuance, exchange or substitution occurs (regardless of any action or rejection by the trust), any securities and/or property received will be deposited into the trust and will be promptly sold by the trustee pursuant to the sponsor’s direction, unless the sponsor advises the trustee to keep such securities or property. If any contract for the purchase of securities fails, the sponsor will refund the cash and sales fee attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the trust agreement.

We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio to the extent practicable. When your trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. When your trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with us, your trust or the trustee.

Pursuant to an exemptive order, your trust may be able to purchase securities from other trusts that we sponsor when we create additional units. Your trust may also be able to sell securities to other trusts that we sponsor to satisfy unit redemption, pay deferred sales fees or expenses, in connection with periodic tax compliance or in connection with the termination of your trust.

securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the securities.

No FDIC Guarantee. An investment in the trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

How the Trust Works

Your Trust. Your trust is a unit investment trust registered under the Investment Company Act of 1940. We created the trust under a trust agreement between Advisors Asset Management, Inc. (as depositor/sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee). To create your trust, we deposited securities with the trustee (or contracts to purchase securities along with an irrevocable letter of credit or other consideration to pay for the securities). In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates. At the close of the New York Stock Exchange on the trust’s inception date, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units and fractional interest of each unit in the trust will increase or decrease to the extent of any adjustment.

Changing Your Portfolio. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed. Your trust will generally buy and sell securities:

•to pay expenses,

•to issue additional units or redeem units,

•to take actions in response to certain corporate actions and other events impacting portfolio securities,

•in limited circumstances to protect the trust,

•to make required distributions or avoid imposition of taxes on the trust, or

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Colorado 80132. You can contact our unit investment trust division at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by using the contacts listed on the back cover of this prospectus. AAM is a registered broker-dealer and investment adviser, a member of FINRA and Securities Investor Protection Corporation (SIPC) and a registrant of the Municipal Securities Rulemaking Board (MSRB). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust.

Sun Life Financial Inc. holds an indirect majority interest in the sponsor’s parent company, AAM Holdings, Inc. Sun Life Financial Inc. is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional clients.

We and your trust have adopted a code of ethics requiring our employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

The sponsor or an affiliate may use the list of securities in the trust in its independent capacity (which may include acting as an investment adviser or broker-dealer) and distribute this information to various individuals and entities. The sponsor or an affiliate may recommend or effect transactions in the securities. This may also have an impact on the price your trust pays for the securities and the price received upon unit redemption or trust termination. The sponsor may act as agent or principal in connection with the purchase and sale of securities, including those held by the trust, and may act as a specialist market maker in the securities. The sponsor may also issue reports and make recommendations on the securities in the trust. The sponsor or an affiliate may have participated in a public offering of one or more of the securities in

The exemption may enable each trust to eliminate commission costs on these transactions. The price for those securities will be the closing price on the sale date on the exchange where the securities are principally traded as certified by us to the trustee.

Amending the Trust Agreement. The sponsor and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the sponsor and the trustee). We cannot change this agreement to reduce your interest in your trust without your consent. Investors owning two-thirds of the units in your trust may vote to change this agreement.

Termination of Your Trust. Your trust will terminate on the termination date set forth under “Essential Information” in the “Investment Summary” section of this prospectus. The trustee may terminate your trust early if the value of the trust is less than 40% of the original value of the securities in the trust at the time of deposit. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. The trustee will liquidate the trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If this happens, we will refund any sales fee that you paid.

You will receive your final distribution within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

The Sponsor. The sponsor of the trust is Advisors Asset Management, Inc. We are a broker-dealer specializing in providing trading and support services to broker-dealers, registered representatives, investment advisers and other financial professionals. Our headquarters are located at 18925 Base Camp Road, Monument,

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The additional concession for sales in a calendar month is based on total initial offering period sales of all Volume Concession A trusts during the 12-month period through the end of the preceding calendar month as set forth in the following table:

Initial Offering Period Sales In Preceding 12 Months	Volume Concession
$25,000,000 but less than $100,000,000	0.035%
$100,000,000 but less than $150,000,000	0.050
$150,000,000 but less than $250,000,000	0.075
$250,000,000 but less than $1,000,000,000	0.100
$1,000,000,000 but less than $5,000,000,000	0.125
$5,000,000,000 but less than $7,500,000,000	0.150
$7,500,000,000 or more	0.175

We will pay these amounts out of our own assets within a reasonable time following each calendar month.

The volume concessions will be paid on units of all Volume Concession A trusts sold in the initial offering period, except as described below. For a trust to be eligible for this additional Volume Concession A compensation, the trust’s prospectus must include disclosure related to the additional Volume Concession A compensation; a trust is not eligible for additional Volume Concession A compensation if the prospectus for such trust does not include disclosure related to the additional Volume Concession A compensation. In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales fee. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions subject to the policies of the related selling firm. Secondary market sales of all unit trusts are excluded for purposes of these volume concessions.

Any sales fee discount is borne by the broker-dealer or selling firm out of the broker-dealer concession or agency commission. We reserve the right to change the amount of compensation paid to selling firms from time to time. Some broker-dealers and other selling firms may limit the the trust. The sponsor, an affiliate or their employees may have a long or short position in these securities or related securities. An officer, director or employee of the sponsor or an affiliate may be an officer or director for the issuers of the securities.

The Trustee. The Bank of New York Mellon is the trustee of your trust with its principal unit investment trust division offices located at 240 Greenwich Street, 22W Floor, New York, NY 10286. You can contact the trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying us and investors.

How We Distribute Units. We sell units to the public through broker-dealers and other firms. These distribution firms each receive part of the sales fee when they sell units. During the initial offering period, the broker-dealer concession or agency commission for broker-dealers and other firms is 1.25% of the public offering price per unit at the time of the transaction. The broker-dealer concession or agency commission is 65% of the transactional sales fee for secondary market sales (1.85% of the public offering price minus the total creation and development fee). No broker-dealer concession or agency commission is paid to broker-dealers, investment advisers or other selling firms in connection with unit sales in Fee Accounts subject to a Wrap Fee.

Broker-dealers and other firms that sell units of certain unit investment trusts for which AAM acts as sponsor are eligible to receive additional compensation for volume sales. The sponsor offers two separate volume concession structures for certain trusts that are referred to as “Volume Concession A” and “Volume Concession B.” The trust offered in this prospectus is a Volume Concession A trust. Broker-dealers and other firms that sell units of any Volume Concession A trust are eligible to receive the additional compensation described below. Such payments will be in addition to the regular concessions paid to firms as set forth in the applicable trust’s prospectus.

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agents to sell or recommend our products, including this trust, over other products. These arrangements will not change the price you pay for your units.

We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. The amount of our profit or loss on the initial deposit of securities into the trust is shown in the “Notes to Portfolio.”

Taxes

This section summarizes some of the main U.S. federal income tax consequences of owning units of the trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

compensation they or their representatives receive in connection with unit sales. As a result, certain broker-dealers and other selling firms may waive or refuse payment of all or a portion of the regular concession or agency commission and/or volume concession described above and instruct the sponsor to retain such amounts rather than pay or allow the amounts to such firm.

We currently may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers and other firms who sell units of this trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of our products on a preferred or recommended product list and access to an intermediary’s personnel. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of our products. We make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described above, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their

22	Understanding Your Investment

and certain requirements of federal income tax law are met, your trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales fees or trust expenses. Income from the trust may also be subject to a 3.8 percent “medicare tax.” This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals. Interest that is excluded from gross income, including exempt-interest dividends from any RIC Shares held by the trust, are generally not included in your net investment income for purposes of this tax.

Your Tax Basis and Income or Loss upon Disposition. If your trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your units, including sales fees, among the Trust Assets ratably according to their values on the date you acquire your units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your units (for example, in the case of certain dividends that exceed a corporation’s accumulated earnings and profits, or in the case of certain distributions with respect to any REIT Shares that represent a return of capital, as discussed below).

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Assets of the Trust. Your trust is expected to hold one or more of the following: (i) shares of stock in corporations (the “Stocks”) that are treated as equity for federal income tax purposes, (ii) equity interests (the “REIT Shares”) in real estate investment trusts (“REITs”) that constitute interests in entities treated as real estate investment trusts for federal income tax purposes, and (iii) shares (the “RIC Shares”) in funds qualifying as regulated investment companies (“RICs”) that are treated as interests in regulated investment companies for federal income tax purposes. It is possible that your trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by your trust constitute the “Trust Assets.” Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

Trust Status. The trust is considered a grantor trust under federal income tax laws. In grantor trusts, investors are deemed for federal income tax purposes, to own the underlying assets of the trust directly. All taxability issues are taken into account at the unit owner level. Income passes through to unit owners as realized by the trust.

Income is reported gross of expenses. Expenses are separately reported based on a percentage of distributions. Generally, the cash received by unit owners is the net of income and expenses reported.

The grantor trust structure is a widely held fixed investment trust (“WHFIT”), and falls under what is commonly referred to as the WHFIT regulations.

If your trust is at all times operated in accordance with the documents establishing your trust

Understanding Your Investment	23

Dividends from Stocks. Certain dividends received with respect to the Stocks held by the trust, if any, may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied.

Dividends from RIC Shares and REIT Shares. Some dividends on REIT Shares or RIC Shares, if any, held by the trust, may be reported by the REIT or RIC as “capital gain dividends,” generally taxable to you as long-term capital gains. Some dividends on RIC Shares may qualify as “exempt-interest dividends,” which generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends, however may be taken into account in determining the alternative minimum tax on individuals, and may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed). Tax exempt interest dividends may affect the corporate alternative minimum tax for certain corporations that are considered “applicable corporations” as defined under the Internal Revenue Code. Other dividends on the REIT Shares or the RIC Shares will generally be taxable to you as ordinary income. Certain ordinary income dividends from a RIC may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the RIC itself. Regulated investment companies are required to provide notice to their shareholders of the amount of any distribution that may be taken into account as a dividend that is eligible for the capital gains tax rates. In limited circumstances, some of the ordinary income dividends from a REIT may also qualify to be taxed at the same rates that apply to net capital gains. If you hold a unit for six months or less or if your trust holds a RIC Share or REIT Share for six months or less, any loss incurred by you related to the disposition of such RIC Share or REIT Share will be disallowed to the extent of the exempt-interest

If you are an individual, the maximum marginal stated federal income tax rate for net capital gain is generally 20% (15% or 0% for taxpayers with taxable incomes below certain thresholds). Some capital gains, including some portion of the capital gain dividends from the RIC Shares, may be taxed at a higher maximum marginal stated federal income tax rate. Some portion of any capital gain dividends you receive might be attributable to a RIC’s interest in a master limited partnership which may be subject to a maximum marginal stated federal income tax rate of 28%, rather than the rates set forth above. In addition, capital gain received from assets held for more than one year that is considered “unrecaptured section 1250 gain” (which may be the case, for example, with some capital gains attributable to equity interests in real estate investment trusts that constitute interests in entities treated as real estate investment trusts for federal income tax purposes) is taxed at a maximum marginal stated federal income tax rate of 25%. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, is subject to the 28% tax rate or the 25% tax rate, will be made based on rules prescribed by the United States Treasury. Capital gains may also be subject to the “medicare tax” described above.

An election may be available to you to defer recognition of capital gain if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

24	Understanding Your Investment

Rollovers and Exchanges. If you elect to have your proceeds from your trust rolled over into a future trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your units of your trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

Treatment of Trust Expenses. Generally, for federal income tax purposes, you must take into account your full pro rata share of your trust’s income, even if some of that income is used to pay trust expenses. You may deduct your pro rata share of each expense paid by your trust to the same extent as if you directly paid the expense. You may not be able to deduct some or all of these expenses.

If any of the RICs pay exempt-interest dividends, which are treated as tax-exempt interest for federal income tax purposes, you will not be able to deduct some of your share of the trust expenses. In addition, you will not be able to deduct some of your interest expense for debt that you incur or continue to purchase or carry your units.

Foreign Investors, Taxes and Investments. Distributions by your trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of units held by nonresident alien individuals, foreign corporations or other non- U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from your trust or on any gain from the sale or redemption of your units, provided that certain conditions are met. You should consult your tax advisor with respect dividends you received. To the extent, if any, it is not disallowed, it will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such RIC Share or REIT Share. Distributions of income or capital gains declared on the REIT Shares or the RIC Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT or the RIC during the following January. Some dividends on the REIT Shares or RIC Shares may be eligible for a deduction for qualified business income provided certain holding period requirements are satisfied.

An election may be available to you to defer recognition of the gain attributable to a capital gain dividend if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements.

Dividends Received Deduction. Generally, a domestic corporation owning units may be entitled to the dividends received deduction with respect to many dividends received by a trust if certain holding period and other technical requirements are met.

In-Kind Distributions. Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your units or at your trust’s termination. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Understanding Your Investment	25

of a CFC, you will be required to include certain types of the CFC’s income in your taxable income for federal income tax purposes whether or not such income is distributed to your trust or to you.

A foreign corporation will generally be treated as a passive foreign investment company (“PFIC”) if 75 percent or more of its income is passive income or if 50 percent or more of its assets are held to produce passive income. If your trust purchases shares in a PFIC, you may be subject to U.S. federal income tax on a portion of certain distributions or on gains from the disposition of such shares at rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate. Additional charges in the nature of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFIC in your taxable income even if not distributed to the trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFIC, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by PFICs are not eligible to be taxed at the net capital gains tax rate.

New York Tax Status. Under the existing income tax laws of the State and City of New York, your trust will not be taxed as a corporation subject to the New York state franchise tax or the New York City general corporation tax. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your units.

Expenses

Your trust will pay various expenses to conduct its operations. The “Fees and Expenses” section of the “Investment Summary” in this prospectus shows the estimated amount of these expenses.

to the conditions you must meet in order to be exempt for U.S. tax purposes. In addition, distributions to, and the gross proceeds from dispositions of units by, (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners, may be subject to a U.S. withholding tax of 30%. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Some distributions by your trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

Under certain circumstances, a RIC may elect to pass through to its shareholders certain foreign taxes paid by the RIC. If a RIC makes this election with respect to RIC Shares, you must include in your income for federal income tax purposes your portion of such taxes and you may be entitled to a credit or deduction for such taxes.

If any U.S. investor is treated as owning directly or indirectly 10 percent or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50 percent of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (CFC). If you own 10 percent or more of a CFC (through your trust and in combination with your other investments) or possibly if your trust owns 10 percent or more

26	Understanding Your Investment

expenses, expenses incurred in contacting you and any applicable license fee for the use of certain service marks, trademarks and/or trade names. Your trust may pay the costs of updating its registration statement each year. The trustee will generally pay trust expenses from distributions received on the securities but in some cases may sell securities to pay trust expenses.

Experts

Legal Matters. Chapman and Cutler LLP acts as counsel for the trust and has given an opinion that the units are validly issued. Dorsey & Whitney LLP acts as counsel for the trustee.

Independent Registered Public Accounting Firm. Grant Thornton LLP, independent registered public accounting firm, audited the statement of financial condition and the portfolio included in this prospectus.

Additional Information

This prospectus does not contain all the information in the registration statement that your trust filed with the Securities and Exchange Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the securities in your portfolio, investment risks and general information about your trust. You can obtain the Information Supplement by contacting us or the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).

The sponsor will receive a fee from the trust for creating and developing the trust, including determining the trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. This “creation and development fee” is a charge of $0.05 per unit. The trust will accrue the fixed dollar creation and development fee daily from the day after the end of the initial offering period through the trust’s termination date. On each of these days the trust will accrue a fixed dollar amount creation and development fee equal to $0.05 per unit divided by the total number of days from the day after the end of the initial offering period through the trust’s termination date. If you redeem or sell your units prior to the trust’s termination date, you will not pay any unaccrued remaining creation and development fee upon redemption or sale of your units. The trust will pay amounts of accrued creation and development fee to the sponsor on a monthly basis. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts.

Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse us as supervisor, evaluator and sponsor for providing portfolio supervisory services, for evaluating your portfolio and for providing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all of our unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

Your trust will also pay its general operating expenses. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and the sponsor, legal fees and

Understanding Your Investment	27

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sponsor and Unitholders
Advisors Disciplined Trust 2215

Opinion on the financial statements

We have audited the accompanying statement of financial condition, including the trust portfolio on pages 6 through 8 of Advisors Disciplined Trust 2215 (the “Trust”) as of February 26, 2024, the initial date of deposit, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of February 26, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of Advisors Asset Management, Inc., the Sponsor. Our responsibility is to express an opinion on the Trust’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of cash or irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of February 26, 2024 by correspondence with The Bank of New York Mellon, Trustee. We believe that our audit provides a reasonable basis for our opinion.

/s/ Grant Thornton LLP

We have served as the auditor of one or more of the unit investment trusts, sponsored by Advisors Asset Management, Inc. and its predecessor since 2003.

Chicago, Illinois
February 26, 2024

28	Understanding Your Investment

Advisors Disciplined Trust 2215 Statement of Financial Condition as of February 26, 2024

Investment in securities
Contracts to purchase underlying securities (1)(2)	$148,091
Total	$148,091

Liabilities and interest of investors
Liabilities:
Organization costs (3)	$429
Deferred sales fee (4)	1,999
Creation and development fee (4)	740
3,168
Interest of investors:
Cost to investors (5)	148,091
Less: initial sales fee (4)(5)	—
Less: deferred sales fee, creation and development fee and organization costs (3)(4)(5)	3,168
Net interest of investors	144,923
Total	$148,091

Number of units	14,809

Net asset value per unit	$9.786

(1)Aggregate cost of the securities is based on the closing sale price evaluations as determined by the evaluator.

(2)Cash or an irrevocable letter of credit has been deposited with the trustee covering the funds necessary for the purchase of securities in the trust represented by purchase contracts.

(3)A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trust. These costs have been estimated at $0.029 per unit for the trust. A distribution will be made as of the earlier of the close of the initial offering period or six months following the trust’s inception date to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the sponsor and deducted from the assets of the trust.

(4)The total sales fee consists of an initial sales fee, a deferred sales fee and a creation and development fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the total creation and development fee. The maximum sales fee is 1.85% of the public offering price per unit. The deferred sales fee is equal to $0.135 per unit and the creation and development fee is equal to $0.05 per unit.

(5)The aggregate cost to investors includes the applicable sales fee assuming no reduction of sales fees.

Contents

Investment Summary
A concise description of essential information about the portfolio	2Investment Objective 2Principal Investment Strategy 3Principal Risks 5Who Should Invest 5Essential Information 5Fees and Expenses 6Portfolio

Understanding Your Investment
Detailed information to help you understand your investment

9How to Buy Units

12How to Sell Your Units

14Distributions

14Investment Risks

18How the Trust Works

21Taxes

25Expenses

26Experts

26Additional Information

27Report of Independent Registered Public Accounting Firm

28Statement of Financial Condition

Where to Learn More
You can contact us for free information about this and other investments, including the Information Supplement	Visit us on the Internet http://www.AAMlive.com Call Advisors Asset Management, Inc. (877) 858-1773 Call The Bank of New York Mellon (800) 848-6468

Additional Information

This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information including the Information Supplement (a duplication fee may be required):

E-mail:	publicinfo@sec.gov
Write:	Public Reference Section Washington, D.C. 20549
Visit:	http://www.sec.gov (EDGAR Database)
Call:	1-202-551-8090 (only for information on the operation of the Public Reference Section)
Refer to: Advisors Disciplined Trust 2215 Securities Act file number: 333-275575 Investment Company Act file number: 811-21056

UBS CIO Pricing
Power Standouts,
Series 2024-1Q

Prospectus

February 26, 2024

Advisors Disciplined Trust

Information Supplement for Trusts
Investing in Equity and/or Preferred Securities
January 2024

This Information Supplement provides additional information concerning Advisors Disciplined Trust unit investment trusts that have prospectuses dated on and after the date set forth above investing in equity and/or preferred securities. This Information Supplement should be read in conjunction with the prospectus for a trust. It is not a prospectus. It does not include all of the information that an investor should consider before investing in a trust. It may not be used to offer or sell units of a trust without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission for each applicable trust. Investors should obtain and read the prospectus prior to purchasing units of a trust. You can obtain the prospectus without charge at www.aamlive.com or by contacting your financial professional or Advisors Asset Management, Inc. at 18925 Base Camp Road, Suite 203, Monument, Colorado 80132, or at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by calling (877) 858-1773. This Information Supplement is dated as of the date set forth above.

General Information

Each trust is one of a series of separate unit investment trusts (“UITs”) created under the name Advisors Disciplined Trust and registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Each trust was created as a common law trust on the initial date of deposit set forth in the prospectus for such trust under the laws of the state of New York. Each trust was created under a trust agreement among Advisors Asset Management, Inc. (as sponsor/depositor, evaluator and supervisor) and The Bank of New York Mellon (as trustee).

When a trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. At the close of the New York Stock Exchange on a trust’s initial date of deposit or the first day units are offered to the public, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units, fractional interest of each unit in a trust and any estimated income distributions per unit will increase or decrease to the extent of any adjustment. Additional units of a trust may be issued from time to time by depositing in the trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities. As additional units are issued by a trust, the aggregate value of the securities in the trust will be increased and the fractional undivided interest in the trust represented by each unit will be decreased. The sponsor may continue to make additional deposits of securities into a trust, provided that such additional deposits will be in amounts which will generally maintain the existing relationship among the shares of the securities in such trust. Thus, although additional units will be issued, each unit will generally continue to represent the approximately same number of shares of each security. If the sponsor deposits cash to purchase additional securities, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because a trust will pay any associated brokerage fees.

Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

Investment Policies

Each trust is a UIT and is not an “actively managed” fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

The sponsor may not alter the portfolio of a trust by the purchase, sale or substitution of securities, except in special circumstances as provided in the applicable trust agreement. Thus, the assets of a trust will generally remain unchanged under normal circumstances. Each trust agreement provides that the sponsor may direct the trustee to sell, liquidate or otherwise dispose of securities in the trust at such price and time and in such manner as shall be determined by the sponsor, provided that the supervisor has determined, if appropriate, that any one or more of the following conditions exist with respect to such securities: (i) that there has been a default in the payment of dividends, interest, principal or other payments, after declared and when due and payable; (ii) that any action or proceeding has been instituted at law or equity seeking to restrain or enjoin the payment of dividends, interest, principal or other payments on securities after declared and when due and payable, or that there exists any legal question or impediment affecting such securities or the payment of dividends, interest, principal or other payments from the same; (iii) that there has occurred any breach of covenant or warranty in any document relating to the issuer of the securities which would adversely affect either immediately or contingently the payment of dividends, interest, principal or other payments on the securities, or the general credit standing of the issuer or otherwise impair the sound investment character of such securities; (iv) that there has been a default in the payment of dividends, interest, principal, income, premium or other similar payments, if any, on any other outstanding obligations of the issuer of such securities; (v) that the price of the security has declined to such an extent or other such credit factors exist so that in the opinion of the supervisor, as evidenced in writing to the trustee, the retention of such securities would be detrimental to the trust and to the interest of the unitholders; (vi) that all of the securities in the trust will be sold pursuant to termination of the trust; (vii) that such sale is required due to units tendered for redemption; (viii) that there has been a public tender offer made for a security or a merger or acquisition is announced affecting a security, and that in the opinion of the supervisor the sale or tender of the security is in the best interest of the unitholders; (ix) if the trust is designed to be a grantor trust for tax purposes, that the sale of such securities is required in order to prevent the trust from being deemed an association taxable as a corporation for federal income tax purposes; (x) if the trust has elected to be a regulated investment company (a “RIC”) for tax purposes, that such sale is necessary or advisable (a) to maintain the qualification of the trust as a RIC or (b) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on the trust or on undistributed income in the trust; (xi) that as result of the ownership of the security, the trust or its unitholders would be a direct or indirect shareholder of a passive foreign investment company as defined in section 1297(a) of the Internal Revenue Code; or (xii) that such sale is necessary for the trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time. The trustee may also sell securities, designated by the supervisor, from a trust for the purpose of the payment of expenses. In the event a security is sold as a direct result of serious adverse credit factors affecting the issuer of such security and a trust is a RIC for tax purposes, then the sponsor may, if permitted by applicable law, but is not obligated to, direct the reinvestment of the proceeds of the sale of such security in any other securities which meet the criteria necessary for inclusion in such trust on the initial date of deposit.

If the trustee is notified at any time of any action to be taken or proposed to be taken by holders of the portfolio securities, the trustee will notify the sponsor and will take such action or refrain from taking any action as the sponsor directs and, if the sponsor does not within five business days of the giving of such notice direct the trustee to take or refrain from taking any action, the trustee will take such reasonable action or refrain from taking any action so that the securities are voted as closely as possible in the same manner and the same general proportion, with respect to all issues, as are shares of such securities that are held by owners other than the trust. Notwithstanding the foregoing, in the event that the trustee shall have been notified at any time of any action to be taken or proposed to be taken by holders of shares of any registered investment company, the trustee will thereupon take such reasonable action or refrain from taking any action with respect to the fund shares so that the fund shares are voted as closely as possible in the same manner and the same general proportion, with respect to all issues, as are shares of such fund shares that are held by owners other than the related trust.

In the event that an offer by the issuer of any of the securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will reject such offer, provided that in the case of a trust that is a RIC for tax purposes, if an offer by the issuer of any of the securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will at the direction of the sponsor, vote for or against, or accept or reject, any offer for new or exchanged securities or property in exchange for a trust portfolio security. If any such issuance, exchange or substitution occurs (regardless of any action or rejection by a trust), any securities, cash and/or property received will be deposited into the trust and will be promptly sold, if securities or property, by the trustee pursuant to the sponsor’s direction, unless the sponsor advises the trustee to keep such securities, cash or property. The sponsor may rely on the supervisor in so advising the trustee.

Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of the trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided herein, in a prospectus or in a trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited.

Because certain of the securities in certain of the trusts may from time to time under certain circumstances be sold or otherwise liquidated and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that a trust will retain for any length of time its present size and composition. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any security. In the event of a failure to deliver any security that has been purchased for a trust under a contract (“Failed Securities”), the sponsor is authorized under the trust agreement to direct the trustee to acquire other securities (“Replacement Securities”) to make up the original corpus of such trust.

The Replacement Securities must be securities as originally selected for deposit in a trust or, in the case of a trust that is a RIC for tax purposes, securities which the sponsor determines to be similar in character as the securities originally selected for deposit in the trust and the purchase of the Replacement Securities may not adversely affect the federal income tax status of the trust. The Replacement Securities must be purchased within thirty days after the deposit of the Failed Security. Whenever a Replacement Security is acquired for a trust, the trustee shall notify all unitholders of the trust of the acquisition of the Replacement Security and shall, on the next distribution date which is more than thirty days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the Failed Security exceeded the cost of the Replacement Security. The trustee will not be liable or responsible in any way for depreciation or loss incurred by reason of any purchase made pursuant to, or any failure to make any purchase of Replacement Securities. The sponsor will not be liable for any failure to instruct the trustee to purchase any Replacement Securities, nor shall the trustee or sponsor be liable for errors of judgment in connection with Failed Securities or Replacement Securities.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the sponsor will refund the sales charge attributable to such Failed Securities to all unitholders of the related trust and the trustee will distribute the cash attributable to such Failed Securities not more than thirty days after the date on which the trustee would have been required to purchase a Replacement Security. In addition, unitholders should be aware that, at the time of receipt of such cash, they may not be able to reinvest such proceeds in other securities at a return equal to or in excess of the return which such proceeds would have earned for unitholders of a trust. In the event that a Replacement Security is not acquired by a trust, the income for such trust may be reduced.

Risk Factors

An investment in units of a trust, and/or shares of other registered investment companies (“funds”) held by a trust, if any, may be subject to some or all of the risks described below. In addition, you should carefully review the objective, strategy and risk of the trust as described in the prospectus and consider your ability to assume the risks involved before making an investment in a trust.

Market Risk. You should understand the risks of investing in securities before purchasing units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the securities (and therefore units) will fall. Securities are especially susceptible to general stock market movements. The value of securities often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of units of a trust will fluctuate with the value of the securities in the trust and may be more or less than the price you originally paid for your units. As with any investment, no one can guarantee that the performance of a trust will be positive over any period of time. Because each trust is unmanaged, the trustee will not sell securities in response to market fluctuations as is common in managed investments. In addition, because some trusts hold a relatively small number of securities, you may encounter greater market risk than in a more diversified investment. Public health crises, such as the COVID-19 pandemic, may adversely affect commercial activities, disrupt supply chains, increase market volatility, decrease consumer demand, disrupt healthcare services, and result in prolonged quarantines, travel restrictions and business closures. The potential economic impact of the COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions.

Equity Securities. Investments in securities representing equity ownership of a company are exposed to risks associated with the companies issuing the securities, the sectors and geographic locations they are involved in and the markets that such securities are traded on among other risks as described in greater detail below.

Fixed Income Securities. Investments in fixed income and similar securities involve certain unique risks such as credit risk and interest rate risk among other things as described in greater detail below.

Dividends. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company’s board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company’s assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock. The COVID-19 pandemic, or any future public health crisis, may result in a decline in economic activity which may cause companies to reduce the level of dividends declared or suspend their dividends and a reduction of the level of dividends declared in the future.

Credit Risk. Credit risk is the risk that a borrower is unable to meet its obligation to pay principal or interest on a security. This could cause the value of an investment to fall and may reduce the level of dividends an investment pays which would reduce income. The COVID-19 pandemic, or any future public health crisis, may adversely impact the credit rating of a borrower, and may impact the ability of such borrower to make principal or interest payments on securities, when due.

Interest Rate Risk. Interest rate risk is the risk that the value of fixed income securities and similar securities will fall if interest rates increase. Bonds and other fixed income securities typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes. The Federal Reserve has historically risen interest rates as one policy tool to combat inflation, and may do so in the future. The risks associated with rising interest rates are heightened for bonds and other fixed income securities.

Liquidity Risk. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security.

Investment in Other Investment Companies. As with other investments, investments in other investment companies are subject to market and selection risk. In addition, when a trust acquires shares of investment companies, unitholders bear both their proportionate share of fees and expenses in the trust and, indirectly, the expenses of the underlying investment companies.

Investment companies’ expenses are subject to the risk of fluctuation including in response to fluctuation in a fund’s assets. Accordingly, a fund’s actual expenses may vary from what is indicated at the time of investment by a trust. There are certain regulatory limitations on the ability of a trust to hold other investment companies which may impact the trust’s ability to invest in certain funds, the weighting of the fund in a trust’s portfolio and the trust’s ability to issue additional units in the future.

Closed-end Funds. Closed-end investment companies (“closed-end funds”) are actively managed investment companies registered under the Investment Company Act that invest in various types of securities. Closed-end funds issue shares of common stock that are generally traded on a securities exchange (although some closed-end fund shares are not listed on a securities exchange). Closed-end funds are subject to various risks, including management’s ability to meet the closed-end fund’s investment objective, and to manage the closed-end fund portfolio when the underlying securities are redeemed or sold during periods of market turmoil and as investors’ perceptions regarding closed-end funds or their underlying investments change. If a trust invests in closed-end funds, you will bear not only your share of the trust’s expenses, but also the expenses of the underlying funds. By investing in the other funds, a trust may incur greater expenses than you would incur if you invested directly in the closed-end funds.

The net asset value of closed-end fund shares will fluctuate with changes in the value of the underlying securities that the closed-end fund owns. In addition, shares of closed-end funds trade on exchanges at market prices rather than at the net asset value of such closed-end fund. Accordingly, closed-end fund shares may trade at a price greater than net asset value (premium) or less than net asset value (discount). For various reasons closed-end fund shares frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of closed-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors and there can be no assurance that a discount on shares of closed-end funds purchased by a trust will not decrease. Similarly, there can be no assurance that shares of closed-end funds purchased at a premium will stay at the same premium or will not decrease relative to the closed-end fund’s net asset value, which may result in a loss to the trust.

Certain closed-end funds employ the use of leverage in their portfolios through the issuance of preferred stock, debt or other borrowings. While leverage often serves to increase the yield of a closed-end fund, this leverage also subjects the closed-end fund to increased risks. These risks may include the likelihood of increased volatility and the possibility that the closed-end fund’s common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises.

Closed-end funds’ governing documents may contain certain anti-takeover provisions that may have the effect of inhibiting a fund’s possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including a trust) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund’s net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those closed-end fund shares that were purchased by a trust at a premium. In the unlikely event that a closed-end fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to a trust since shares of open-end funds trade at net asset value. Certain closed-end funds may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund’s board of directors to reduce a discount on its share price. To the extent that such a plan is implemented and shares owned by a trust are repurchased by a fund, the trust’s position in that fund will be reduced and the cash will be distributed.

A trust may be prohibited from subscribing to a rights offering for shares of any of the closed-end funds in which it invests. In the event of a rights offering for additional shares of a fund, unitholders should expect that a trust holding shares of the fund will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund’s net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder’s shares of common stock should decrease as a result of the offer. If a fund’s subscription price per share is below that fund’s net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

Rule 12d1-4 under the Investment Company Act allows, subject to certain conditions, a registered investment company to invest in other registered investment companies beyond the limits contained in Section 12(d)(1) of the Investment Company Act, pursuant to certain conditions. All exemptive relief related to Section 12(d)(1) was rescinded on January 19, 2022 and, accordingly, the trust and the sponsor are required to comply with the restrictions contained in Section 12(d)(1) and/or the conditions of Rule 12d1-4, as applicable.

Business Development Companies. Business development companies (“BDCs”) are closed-end investment companies that have elected to be treated as business development companies under the Investment Company Act. BDCs are required to hold at least 70% of their investments in eligible assets which include, among other things, (i) securities of eligible portfolio companies (generally, domestic companies that are not investment companies and that cannot have a class of securities listed on a national securities exchange or have securities that are marginable that are purchased from that company in a private transaction), (ii) securities received by the BDC in connection with its ownership of securities of eligible portfolio companies, or (iii) cash, cash items, government securities, or high quality debt securities maturing one year or less from the time of investment.

BDCs’ ability to grow and their overall financial condition is impacted significantly by their ability to raise capital. In addition to raising capital through the issuance of common stock, BDCs may engage in borrowing. This may involve using revolving credit facilities, the securitization of loans through separate wholly-owned subsidiaries and issuing of debt and preferred securities. BDCs are less restricted than other closed-end funds as to the amount of debt they can have outstanding. Generally, a BDC may not issue any class of senior security representing an indebtedness unless, immediately after such issuance or sale, it will have asset coverage of at least 200%. (Thus, for example, if a BDC has $5 million in assets, it can borrow up to $5 million, which would result in assets of $10 million and debt of $5 million.) These borrowings, also known as leverage, magnify the potential for gain or loss on amounts invested and, accordingly, the risks associated with investing in BDC securities. While the value of a BDC’s assets increases, leveraging would cause the net value per share of BDC common stock to increase more sharply than it would have had such BDC not leveraged. However, if the value of a BDC’s assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had such BDC not leveraged. In addition to decreasing the value of a BDC’s common stock, it could also adversely impact a BDC’s ability to make dividend payments. A BDC’s credit rating may change over time which could adversely affect its ability to obtain additional credit and/or increase the cost of such borrowing. Agreements governing a BDC’s credit facilities and related funding and service agreements may contain various covenants that limit the BDC’s discretion in operating its business along with other limitations. Any defaults may restrict the BDC’s ability to manage assets securing related assets, which may adversely impact the BDC’s liquidity and operations.

BDCs compete with other BDCs along with a large number of investment funds, investment banks and other sources of financing to make their investments. Competitors may have lower costs or access to funding sources that cause BDCs to lose prospective investments if they do not match competitors’ pricing, terms and structure. As a result of this competition, there is no assurance that a BDC will be able to identify and take advantage of attractive investment opportunities or that they will fully be able to invest available capital.

BDC investments are frequently not publicly traded and, as a result, there is uncertainty as to the value and liquidity of those investments. BDCs may use independent valuation firms to value their investments and such valuations may be uncertain, be based on estimates and/or differ materially from that which would have been used if a ready market for those investments existed. The value of a BDC could be adversely affected if its determinations regarding the fair value of investments was materially higher than the value realized upon sale of such investments. Due to the relative illiquidity of certain BDC investments, if a BDC is required to liquidate all or a portion of its portfolio quickly, it may realize significantly less than the value at which such investments are recorded. Further restrictions may exist on the ability to liquidate certain assets to the extent that subsidiaries or related parties have material non-public information regarding such assets.

BDCs may enter into hedging transactions and utilize derivative instruments such as forward contracts, options and swaps. Unanticipated movements and improper correlation of hedging instruments may prevent a BDC from hedging against exposure to risk of loss. BDCs are required to make available significant managerial assistance to their portfolio companies. Significant managerial assistance refers to any arrangement whereby a BDC provides significant guidance and counsel concerning the management, operations, or business objectives and policies of a portfolio company. Examples of such activities include arranging financing, managing relationships with financing sources, recruiting management personnel and evaluating acquisition and divestiture opportunities. BDCs are frequently externally managed by an investment adviser which may also provide this external managerial assistance to portfolio companies. Such investment adviser’s liability may be limited under its investment advisory agreement, which may lead such investment adviser to act in a riskier manner than it would were it investing for its own account. Such investment advisers may be entitled to incentive compensation which may cause such adviser to make more speculative and riskier investments than it would if investing for its own account. Such compensation may be due even in the case of declines to the value of a BDC’s investments.

BDCs may issue options, warrants and rights to convert to voting securities to its officers, employees and board members. Any issuance of derivative securities requires the approval of the company’s board of directors and authorization by the company’s shareholders. A BDC may operate a profit-sharing plan for its employees, subject to certain restrictions. BDCs frequently have high expenses which may include, but are not limited to, the payment of management fees, administration expenses, taxes, interest payable on debt, governmental charges, independent director fees and expenses, valuation expenses and fees payable to third parties relating to or associated with making investments. These expenses may fluctuate significantly over time.

If a BDC fails to maintain its status as a BDC it may be regulated as a closed-end fund which would subject such BDC to additional regulatory restrictions and significantly decrease its operating flexibility. In addition, such failure could trigger an event of default under certain outstanding indebtedness which could have a material adverse impact on its business.

Exchange-Traded Funds. Exchange-traded funds (“ETFs”) are typically investment companies registered under the Investment Company Act with shares that trade on a securities exchange. Shares of ETFs may trade at a discount or premium from their net asset value. If shares of an ETF are sold at a discount, then the trust will receive less than their net asset value. Alternatively, if shares of an ETF are purchased at a premium, then the trust will pay more than their net asset value. This risk is separate and distinct from the risk that the net asset value of ETFs may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors. ETFs are subject to various risks, including management’s ability to meet the ETF’s investment objective, and to manage the ETF portfolio when the underlying securities are redeemed or sold during periods of market turmoil and as investors’ perceptions regarding ETFs or their underlying investments change. A trust and any underlying ETFs have operating expenses. If a trust invests in ETFs, you will bear not only your share of the trust’s expenses, but also the expenses of the underlying funds. By investing in the other funds, a trust may incur greater expenses than you would incur if you invested directly in the funds.

Most ETFs replicate the composition or returns of a securities index. These ETFs face index correlation risk which is the risk that the performance of an ETF will vary from the actual performance of the fund’s target index, known as “tracking error.” This can happen due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. Some funds use a technique called “representative sampling,” which means that the fund invests in a representative sample of securities in its target index rather than all of the index securities. This could increase the risk of tracking error.

Some ETFs are open-end funds. Open-end funds of this type can be actively-managed or passively-managed investment companies that are registered under the Investment Company Act. These open-end funds have received orders from the SEC exempting them from various provisions of the Investment Company Act. Regular open-end funds generally issue redeemable securities that are issued and redeemed at a price based on the fund’s current net asset value and are not traded on a securities exchange. Exchange-traded open-end funds, however, issue shares of common stock that are traded on a securities exchange based on negotiated prices rather than the fund’s current net asset value. These funds only issue new shares and redeem outstanding shares in very large blocks, often called “creation units,” in exchange for an in-kind distribution of the fund’s portfolio securities. Due to a variety of cost and administrative factors, a trust that invests in ETFs will generally buy and sell shares of its underlying open-end fund ETFs on securities exchanges rather than engaging in transactions in creation units.

Some ETFs are UITs. UITs of this type are passively-managed investment companies that are registered under the Investment Company Act. ETFs that are UITs differ significantly from your trust in certain respects, even though the UITs that may be held in the trust’s portfolio and the trust itself are registered UITs. UITs that are ETFs have received orders from the SEC exempting them from various provisions of the Investment Company Act. Regular UITs, such as your trust, generally issue redeemable securities that are issued and redeemed at a price based on the UIT’s current net asset value and are not traded on a securities exchange. ETFs that are UITs, however, issue units that are traded on a securities exchange based on negotiated prices rather than the UIT’s current net asset value. These UITs only issue new shares and redeem outstanding shares in very large blocks, often called “creation units,” in exchange for an in-kind distribution of the UIT’s portfolio securities. Due to a variety of cost and administrative factors, a trust that invests in ETFs will generally buy and sell shares of its underlying ETFs on securities exchanges rather than engaging in transactions in creation units. Units of exchange-traded UITs frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of UIT units may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

The trust and the sponsor maintain investments in ETFs, if any, in accordance with the restrictions contained in Section 12(d)(1) and/or the conditions of Rule 12d1-4, as applicable.

Inverse ETFs. Certain ETFs may be “inverse” ETFs. An inverse ETF, sometimes referred to as a “bear ETF” or “short ETF,” is a special type of index ETF that is designed to provide investment results that move in the opposite direction of the daily price movement of the index to which it is benchmarked. Put another way, an inverse ETF is designed to go up in value when its benchmark index goes down in value, and go down in value when its benchmark index goes up in value. Inverse ETFs can be used to establish a hedge position within an investment portfolio to attempt to protect its value during market declines. Though inverse ETFs may reduce downside risk and volatility in a down market, they are not suitable for all investors. The value of an inverse investment may tend to increase on a daily basis by the amount of any decrease in the index, but the converse is also true that the value of the investment will also tend to decrease on a daily basis by the amount of any increase in the index.

Investing in inverse ETFs involves certain risks, which may include increased volatility due to the ETFs’ possible use of short sales of securities and derivatives such as options and futures. Inverse ETFs are subject to active trading risks that may increase volatility and impact the ETFs’ ability to achieve their investment objectives. The use of leverage by an ETF increases the risk to the ETF. The more an ETF invests in leveraged instruments, the more the leverage will magnify any gains or losses on those investments. Most inverse ETFs “reset” daily, meaning that they are designed to achieve their stated objectives on a daily basis only and not over any longer time period. Due to the effect of compounding, the performance of these ETFs over longer periods of time can differ significantly from the inverse of the performance of the ETF’s underlying index or benchmark during the same period of time. This effect can be magnified in volatile markets. Inverse ETFs typically are not suitable for retail investors who plan to hold them for more than one trading session, particularly in volatile markets.

Leveraged ETFs. Certain ETFs may be “leveraged” ETFs. These ETFs seek to match a multiple or multiples of the performance, or the inverse of the performance, of a benchmark index on a given day and not for greater periods of time. This means that the return of a leveraged ETF for a period longer than a single day will be the result of each day’s returns compounded over the period and not the point-to-point return of the index over the entire time period. As a result, the use of leverage will very likely cause the performance of such an ETF to be either greater than, or less than, the index performance times the stated multiple in an ETF’s investment objective. Investors should recognize that the degree of volatility of the underlying index can have a dramatic effect on an ETF’s longer-term performance. The greater the volatility, given a particular index return, the greater the downside deviation will be of the ETF’s longer-term performance from a simple multiple of its index’s longer-term return. Leveraged ETFs use investment techniques that may be considered aggressive, including the use of futures contracts, options on futures contracts, securities and indexes, forward contracts, swap agreements and similar instruments. Leveraged ETFs are typically unsuitable for investors who plan to hold them for longer than one trading session, particularly in volatile markets.

Non-Diversification Risk. Certain funds held by a trust may be classified as “non-diversified.” Such funds may be more exposed to the risks associated with and developments affecting an individual issuer, industry and/or asset class than a fund that invests more widely.

Foreign Issuers. An investment in securities of non-U.S. issuers involves certain investment risks that are different in some respects from an investment in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant securities, potential trading halts or government bans on buying or selling foreign securities, the possibility that the financial condition of the issuers of the securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of foreign securities), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”), there may be less publicly available information than is available from a domestic issuer. In addition, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs in foreign securities markets are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States.

Securities issued by non-U.S. issuers generally pay income in foreign currencies and principally trade in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various securities.

There can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to a trust or a fund held by a trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of foreign securities and on the ability to liquidate securities. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign securities and correspondingly could affect the price of trust units.

Investors should be aware that it may not be possible to buy all securities at the same time because of the unavailability of any security, and restrictions applicable to a trust relating to the purchase of a security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and may not be exempt from the registration requirements of such Act. Sales of non-exempt securities in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these securities will generally be affected only in foreign securities markets. Investors should realize that the securities might be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of securities will be adversely affected if trading markets for the securities are limited or absent.

Emerging Markets. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors’ activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities. In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors could suffer loss arising from these registration problems. The rights and remedies associated with emerging market investment securities may differ and be more limited than those available in more developed countries, and the legal remedies in emerging markets are often more limited than the remedies available in the United States. Emerging market companies are also subject to a greater risk of market closure or manipulation, less liquidity, limited reliable access to capital and exchange delistings. Emerging market companies may have lower quality or less information publicly available due to differences in regulatory, accounting, audit, and financial recordkeeping standards. Information that is available may be unreliable or outdated. The limitations associated with investments in emerging market companies could impact the trust’s ability to achieve its investment objective.

Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if a trust or a fund held by a trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend to a large degree upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors. Further, companies in emerging markets may have less reliable access to capital.

Depositary Receipts. Certain securities in a trust may be in depositary receipt form, including American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”).

Depositary receipts represent stock deposited with a custodian in a depositary. Depositary receipts are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted.

Depositary receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the depositary receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues depositary receipts generally charges a fee, based on the price of the depositary receipts, upon issuance and cancellation of the depositary receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the depositary receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from the application of the tax laws of one nation to nationals of another and from certain practices in the depositary receipts market may also exist with respect to certain depositary receipts. In varying degrees, any or all of these factors may affect the value of the depositary receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of depositary receipts may be different than those of holders of the underlying shares, and the market for depositary receipts may be less liquid than that for the underlying shares. Depositary receipts are registered securities pursuant to the Securities Act and may be subject to the reporting requirements of the Securities Exchange Act.

For the securities that are depositary receipts, currency fluctuations will affect the United States dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the depositary receipts and consequently the value of the securities. The foreign issuers of securities that are depositary receipts may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in depositary receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

Currency Risk. A trust that invests in securities of non-U.S. issuers will be subject to currency risk, which is the risk that an increase in the U.S. dollar relative to the non-U.S. currency will reduce returns or portfolio value. Generally, when the U.S. dollar rises in value relative to a non-U.S. currency, a trust’s investment in securities denominated in that currency will lose value because its currency is worth fewer U.S. dollars. On the other hand, when the value of the U.S. dollar falls relative to a non-U.S. currency, a trust’s investments denominated in that currency will tend to increase in value because that currency is worth more U.S. dollars. The exchange rates between the U.S. dollar and non-U.S. currencies depend upon such factors as supply and demand in the currency exchange markets, international balance of payments, governmental intervention, speculation and other economic and political conditions. A trust may incur conversion costs when it converts its holdings to another currency. Non-U.S. exchange dealers may realize a profit on the difference between the price at which a trust buys and sells currencies. A trust may engage in non-U.S. currency exchange transactions in connection with its portfolio investments. A trust may also be subject to currency risk through investments in ADRs, GDRs and other non-U.S. securities denominated in U.S. dollars.

Alternative Minimum Tax Risk. While certain of the distributions from the trust may be exempt from certain taxes, a portion of such distributions may be taken into account in computing the alternative minimum tax on individuals. Tax exempt interest dividends may affect the corporate alternative minimum tax for certain corporations that are considered “applicable corporations” as defined under the Internal Revenue Code.

Foreign Government Securities Risk. The ability of a government issuer, especially in an emerging market country, to make timely and complete payments on its debt obligations will be strongly influenced by the government issuer’s balance of payments, including export performance, its access to international credits and investments, fluctuations of interest rates and the extent of its foreign reserves. A country whose exports are concentrated in a few commodities or whose economy depends on certain strategic imports could be vulnerable to fluctuations in international prices of these commodities or imports. If a government issuer cannot generate sufficient earnings from foreign trade to service its external debt, it may need to depend on continuing loans and aid from foreign governments, commercial banks and multinational organizations. There are no bankruptcy proceedings similar to those in the United States by which defaulted government debt may be collected. Additional factors that may influence a government issuer’s ability or willingness to service debt include, but are not limited to, a country’s cash flow situation, the ability of sufficient foreign exchange on the date a payment is due (where applicable), the relative size of its debt burden to the economy as a whole, and the issuer’s policy towards the International Monetary Fund, the International Bank for Reconstruction and Development and other international agencies to which a government debtor may be subject.

Supranational Entities’ Securities. Certain securities are obligations issued by supranational entities such as the International Bank for Reconstruction and Development (the “World Bank”). The government members, or “stockholders,” usually make initial capital contributions to supranational entities and in many cases are committed to make additional capital contributions if a supranational entity is unable to repay its borrowings. There is no guarantee that one or more stockholders of a supranational entity will continue to make any necessary additional capital contributions. If such contributions are not made, the entity may be unable to pay interest or repay principal on its debt securities, and an investor in such securities may lose money on such investments.

Small-Cap and Mid-Cap Companies. Smaller company stocks customarily involve more investment risk than larger company stocks. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small or mid-size company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small-cap and mid-cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for a trust which contains these securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Real Estate Investment Trusts. Real estate investment trusts (“REITs”) may be exposed to the risks associated with the ownership of real estate which include, among other factors, changes in general U.S., global and local economic conditions, declines in real estate values, changes in the financial health of tenants, overbuilding and increased competition for tenants, oversupply of properties for sale, changing demographics, changes in interest rates, tax rates and other operating expenses, changes in government regulations, faulty construction and the ongoing need for capital improvements, regulatory and judicial requirements including relating to liability for environmental hazards, changes in neighborhood values and buyer demand and the unavailability of construction financing or mortgage loans at rates acceptable to developers.

Many factors can have an adverse impact on the performance of a REIT, including its cash available for distribution, the credit quality of the REIT or the real estate industry generally. The success of a REIT depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs. Additionally, REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if REIT securities are acquired at or near the top of the cycle, there is increased risk of a decline in value of the REIT securities. At various points in time, demand for certain types of real estate may inflate the value of real estate. This may increase the risk of a substantial decline in the value of such real estate and increase the risk of a decline in the value of the securities. REITs are also subject to defaults by borrowers and the market’s perception of the REIT industry generally. Because of their structure, and a current legal requirement that they distribute at least 90% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may adversely affect REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially if REITs issue stock when real estate prices are relatively high and stock prices are relatively low.

Mortgage REITs engage in financing real estate, purchasing or originating mortgages and mortgage-backed securities and earning income from the interest on these investments. Such REITs face risks similar to those of other financial firms, such as changes in interest rates, general market conditions and credit risk, in addition to risks associated with an investment in real estate. The Federal Reserve has historically risen interest rates as one policy tool to combat inflation, and may do so in the future. The risks associated with rising interest rates are heightened for bonds and other fixed income securities.

REITs may be negatively impacted by conditions caused by the spread of COVID-19, or any future public health crisis. The COVID-19 pandemic adversely impacted many individuals and businesses resulting in an inability to pay all or a portion of their contracted rent on retail and commercial space, which created cashflow difficulties for many landlords and adversely impacted the value of some real estate and related businesses. The COVID-19 pandemic and governmental responses also adversely impacted the demand for some categories of commercial and retail space. As many businesses shifted to operating via remote-working programs, the need for office space has been reduced. This has had, and may continue to have, an adverse impact on REITs that invest in real estate which provide space to these individuals and businesses.

Master Limited Partnerships. Master limited partnerships (“MLPs”) are limited partnerships or limited liability companies that are generally taxed as partnerships whose interests are traded on securities exchanges. MLP ownership generally consists of a general partner and limited partners. The general partner manages the partnership, has an ownership stake in the partnership and is eligible to receive an incentive distribution. The limited partners provide capital to the partnership, have a limited (if any) role in the operation and management of the partnership and receive cash distributions. Most MLPs generally operate in the energy, natural resources or real estate sectors and are subject to the risks generally applicable to companies in those sectors. MLPs are also subject to the risk that authorities could challenge the tax treatment of MLPs for federal income tax purposes which could have a negative impact on the after-tax income available for distribution by the MLPs.

Bond Quality Risk. Bond quality risk is the risk that a bond will fall in value if a rating agency decreases or withdraws the bond’s rating.

Prepayment Risk. When interest rates fall, among other factors, the issuer of a fixed income security may prepay its obligations earlier than expected. Such amounts will result in early distributions to an investor who may be unable to reinvest such amounts at the yields originally invested which could adversely impact the value of your investment. Certain bonds include call provisions which expose such an investor to call risk. Call risk is the risk that the issuer prepays or “calls” a bond before its stated maturity. An issuer might call a bond if interest rates, in general, fall and the bond pays a higher interest rate or if it no longer needs the money for the original purpose. If an issuer calls a bond, the holder of such bond will receive principal but will not receive any future interest distributions on the bond. Such investor might not be able to reinvest this principal at as high a yield. A bond’s call price could be less than the price paid for the bond and could be below the bond’s par value. Certain bonds may also be subject to extraordinary optional or mandatory redemptions if certain events occur, such as certain changes in tax laws, the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used and various other events.

Extension Risk. When interest rates rise, among other factors, issuers of a security may pay off obligations more slowly than expected causing the value of such obligations to fall.

“When Issued” and “Delayed Delivery” Bonds. Certain debt obligations may have been purchased on a “when, as and if issued” or “delayed delivery” basis. The delivery of any such bonds may be delayed or may not occur. Interest on these bonds begins accruing to the benefit of investors on their respective dates of delivery. Investors will be “at risk” with respect to all “when, as and if issued” and “delayed delivery” bonds (i.e., may derive either gain or loss from fluctuations in the values of such bonds) from the date they purchase their investment.

Premium Securities. Certain securities may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium securities at the time they were purchased by the fund were higher than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparable securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium security at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value.

Market Discount. Certain fixed income securities may have been acquired at a market discount from par value at maturity. The coupon interest rates on discount securities at the time of purchase are lower than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced.

Original Issue Discount Bonds. Original issue discount bonds were initially issued at a price below their face (or par) value. These bonds typically pay a lower interest rate than comparable bonds that were issued at or above their par value. In a stable interest rate environment, the market value of these bonds tends to increase more slowly in early years and in greater increments as the bonds approach maturity. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond’s par value. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the bonds, is deemed to accrue on a daily basis and the accrued portion is treated as taxable interest income for U.S. federal income tax purposes.

Zero Coupon Bonds. Certain bonds may be “zero coupon” bonds. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder’s ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

Restricted Securities. Certain securities may only be resold pursuant to Rule 144A under the Securities Act. Such securities may not be readily marketable. Restricted securities may be sold only to purchasers meeting certain eligibility requirements in privately negotiated transactions or in a public offering with respect to which a registration statement is in effect under the Securities Act. Where registration of such securities under the Securities Act is required, an owner may be obligated to pay all or part of the registration expenses and a considerable period may elapse between the time of the decision to sell and the time an owner may be permitted to sell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, an owner might obtain a less favorable price than that which prevailed when it decided to sell.

Preferred Security Risks. Preferred securities include preferred stocks, trust preferred securities, subordinated or junior notes and debentures and other similarly structured securities. Preferred securities combine some of the characteristics of common stocks and bonds. Preferred securities generally pay fixed or adjustable rate income in the form of dividends or interest to investors. Preferred securities generally have preference over common stock in the payment of income and the liquidation of a company’s assets. However, preferred securities are typically subordinated to bonds and other debt instruments in a company’s capital structure and therefore will be subject to greater credit risk than those debt instruments. Because of their subordinated position in the capital structure of an issuer, the ability to defer dividend or interest payments for extended periods of time without triggering an event of default for the issuer, and certain other features, preferred securities are often treated as equity-like instruments by both issuers and investors, as their quality and value are heavily dependent on the profitability and cash flows of the issuer rather than on any legal claims to specific assets. Preferred securities are often callable at their par value at some point in time after their original issuance date. Income payments on preferred securities are generally stated as a percentage of these par values although certain preferred securities provide for variable or additional participation payments.

While some preferred securities are issued with a final maturity date, others are perpetual in nature. In certain instances, a final maturity date may be extended and/or the final payment of principal may be deferred at the issuer’s option for a specified time without triggering an event of default for the issuer. Preferred securities generally may be subject to provisions that allow an issuer, under certain conditions, to skip (“non-cumulative” preferred securities) or defer (“cumulative” preferred securities) distributions. The issuer of a non-cumulative preferred security does not have an obligation to make up any arrearages to holders of such securities and non-cumulative preferred securities can defer distributions indefinitely. Cumulative preferred securities typically contain provisions that allow an issuer, at its discretion, to defer distributions payments for up to 10 years. If a preferred security is deferring its distribution, investors may be required to recognize income for tax purposes while they are not receiving any income. In certain circumstances, an issuer of preferred securities may redeem the securities during their life. For certain types of preferred securities, a redemption may be triggered by a change in federal income tax or securities laws. As with call provisions, a redemption by the issuer may negatively impact the return of the security. Preferred security holders generally have no voting rights with respect to the issuing company except in very limited situations, such as if the issuer fails to make income payments for a specified period of time or if a declaration of default occurs and is continuing. Preferred securities may be substantially less liquid than many other securities, such as U.S. government securities or common stock. The federal income tax treatment of preferred securities may not be clear or may be subject to recharacterization by the Internal Revenue Service. Issuers of preferred securities may be in industries that are heavily regulated and that may receive government funding. The value of preferred securities issued by these companies may be affected by changes in government policy, such as increased regulation, ownership restrictions, deregulation or reduced government funding.

Preferred stocks are a category of preferred securities that are typically considered equity securities and make income payments from an issuer’s after-tax profits that are treated as dividends for tax purposes. While they generally provide for specified income payments as a percentage of their par value, these payments generally do not carry the same set of guarantees afforded to bondholders and have higher risks of non-payment or deferral.

Certain preferred securities may be issued by trusts or other special purpose entities established by operating companies, and are therefore not direct obligations of operating companies. At the time a trust or special purpose entity sells its preferred securities to investors, the trust or special purpose entity generally purchases debt of the operating company with terms comparable to those of the trust or special purpose entity securities. The trust or special purpose entity, as the holder of the operating company’s debt, has priority with respect to the operating company’s earnings and profits over the operating company’s common shareholders, but is typically subordinated to other classes of the operating company’s debt. Distribution payments of trust preferred securities generally coincide with interest payments on the underlying obligations. Distributions from trust preferred securities are typically treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction or the lower federal tax rates applicable to qualified dividends. Trust preferred securities generally involve the same risks as traditional preferred stocks but are also subject to unique risks, including risks associated with income payments only being made if payments on the underlying obligations are made. Typically, a trust preferred security will have a rating that is below that of its corresponding operating company’s senior debt securities due to its subordinated nature.

Subordinated or junior notes or debentures are securities that generally have priority to common stock and other preferred securities in a company’s capital structure but are subordinated to other bonds and debt instruments in a company’s capital structure. As a result, these securities will be subject to greater credit risk than those senior debt instruments and will not receive income payments or return of principal in the event of insolvency until all obligations on senior debt instruments have been made. Distributions from these securities are typically treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction or the lower federal tax rates applicable to qualified dividends. Investments in subordinated or junior notes or debentures also generally involve risks similar to risks of other preferred securities described above.

High Yield Securities. “High yield” or “junk” securities, the generic names for securities rated below BBB by S&P Global Ratings, a division of S&P Global, Inc. (“S&P”) or below Baa by Moody’s Investors Service, Inc. (“Moody’s”) (or similar ratings of other rating agencies), are frequently issued by corporations in the growth stage of their development, by established companies whose operations or industries are depressed or by highly leveraged companies purchased in leveraged buyout transactions. These obligations that are considered below “investment grade” and should be considered speculative as such ratings indicate a quality of less than investment grade. High yield securities are generally not listed on a national securities exchange. Trading of high yield securities, therefore, takes place primarily in over-the-counter markets that consist of groups of dealer firms that are typically major securities firms. Because the high yield security market is a dealer market, rather than an auction market, no single obtainable price for a given security prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. Not all dealers maintain markets in all high yield securities. Therefore, since there are fewer traders in these securities than there are in “investment grade” securities, the bid-offer spread is usually greater for high yield securities than it is for investment grade securities. The price at which the securities may be sold to meet redemptions and the value of a trust may be adversely affected if trading markets for the securities are limited or absent.

An investment in “high yield, high-risk” debt obligations or “junk” obligations may include increased credit risks and the risk that the value of the units will decline, and may decline precipitously, with increases in interest rates. During certain periods there have been wide fluctuations in interest rates and thus in the value of debt obligations generally. Certain high yield securities may be subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high yield, high-risk securities resulting in a higher incidence of defaults among high yield, high-risk securities. A slowdown in the economy, or a development adversely affecting an issuer’s creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high yield, high-risk securities, an increase in interest rates will increase that issuer’s interest expense insofar as the interest rate on the bank debt is fluctuating. However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest rate on a large portion of their bank debt. This reduces exposure to increasing rates but reduces the benefit to the issuer of declining rates. The sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, if a security is recharacterized as equity by the Internal Revenue Service for federal income tax purposes, the issuer’s interest deduction with respect to the security will be disallowed and this disallowance may adversely affect the issuer’s credit rating. Because investors generally perceive that there are greater risks associated with the lower-rated securities, the yields and prices of these securities tend to fluctuate more than higher- rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high yield, high-risk securities may fluctuate more than the market value of higher-rated securities since these securities tend to reflect short-term credit development to a greater extent than higher-rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess fewer creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debt-holders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High yield, high-risk securities are also affected by variables such as interest rates, inflation rates and real growth in the economy.

Should the issuer of any security default in the payment of principal or interest, the holders of such security may incur additional expenses seeking payment on the defaulted security. Because the amounts (if any) recovered in payment under the defaulted security may not be reflected in the value of a fund held by a trust or units of a trust until actually received, and depending upon when a unitholder purchases or sells his or her units, it is possible that a unitholder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

High yield, high-risk securities are generally subordinated obligations. The payment of principal (and premium, if any), interest and sinking fund requirements with respect to subordinated obligations of an issuer is subordinated in right of payment to the payment of senior obligations of the issuer. Senior obligations generally include most, if not all, significant debt obligations of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated obligations upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

Municipal Bonds. Certain municipal bonds are “general obligation bonds” and are general obligations of a governmental entity that are backed by the taxing power of such entity. Other municipal bonds are “revenue bonds” payable from the income of a specific project or authority and are not supported by the issuer’s power to levy taxes. General obligation bonds are secured by the issuer’s pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different bonds, both within a particular classification and between classifications, depending on numerous factors. The COVID-19 pandemic, or any future public health crisis, may adversely affect the financial conditions of many states and political subdivisions, and could negatively impact the value of bonds issued by states and political subdivisions, as well as the ability of such entities to make payments when due.

Certain municipal bonds may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be insured by the Federal Housing Administration or may be single-family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer’s boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under provisions of the Internal Revenue Code, which include certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from federal income tax under existing laws and regulations.

Certain municipal bonds may be health care revenue bonds. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility’s gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians’ confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third-party pay or programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party pay or programs.

Certain municipal bonds may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. General problems of such issuers would include the difficulty in financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain bonds to make payments of principal and/or interest on such bonds.

Certain municipal bonds may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of “no-growth” zoning ordinances.

Certain municipal bonds may be industrial revenue bonds (“IRBs”). IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator’s creditworthiness which in turn would have an adverse impact on the rating and/or market value of such bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such bonds, even though no actual takeover or other action is ever contemplated or effected.

Certain municipal bonds may be obligations that are secured by lease payments of a governmental entity (“lease obligations”). Lease obligations are often in the form of certificates of participation. Although the lease obligations do not constitute general obligations of the municipality for which the municipality’s taxing power is pledged, a lease obligation is ordinarily backed by the municipality’s covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain “non-appropriation” clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity’s failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although “non-appropriation” lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult.

Certain municipal bonds may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds. General problems relating to college and university obligations include the prospect of declining student enrollment, possible inability to raise tuitions and fees sufficiently to cover operating costs, the uncertainty of continued receipt of federal grants and state funding and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

Certain municipal bonds may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport’s gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. From time to time the air transport industry has experienced significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines have experienced severe financial difficulties. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

Certain municipal bonds may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project; technological or other unavoidable changes adversely affecting the operation of a project; and administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform or impose unreasonable burdens or excessive liabilities. No one can predict the causes or likelihood of the redemption of resource recovery bonds prior to the stated maturity of the bonds.

Certain municipal bonds may have been acquired at a market discount from par value at maturity. A “tax-exempt” municipal bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates.

Certain municipal bonds may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called bonds are used to pay for unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of bonds or may require the mandatory redemption of bonds include, among others: a final determination that the interest on the bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used; an exercise by a local, state or federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the bonds were used; changes in the economic availability of raw materials, operating supplies or facilities; technological or other changes which render the operation of the project for which the proceeds of the bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the bonds are issued on the issuer of the bonds or the user of the proceeds of the bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the bonds; an overestimate of the costs of the project to be financed with the proceeds of the bonds resulting in excess proceeds of the bonds which may be applied to redeem bonds; or an underestimate of a source of funds securing the bonds resulting in excess funds which may be applied to redeem bonds. The issuer of certain bonds may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call bonds in accordance with the stated redemption provisions of such bonds. In such a case the issuer no longer has the right to call the bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a bond at a time when the issuer of the bond might not have called a bond for redemption had it not sold such rights. No one can predict all of the circumstances which may result in such redemption of an issue of bonds. See also the discussion of single-family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

Convertible Securities. Convertible securities are generally debt obligations or preferred stock of a company that are convertible into another security of the company, typically common stock. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security’s market value also tends to reflect the market price of the common stock of the issuing company, particularly when the stock price is greater than the convertible security’s conversion price. The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security than by the market price of the underlying common stock. Thus, it may not decline in price to the same extent as the underlying common stock, and convertible securities generally have less potential for gain or loss than common stocks. However, mandatory convertible securities (as discussed below) generally do not limit the potential for loss to the same extent as securities convertible at the option of the holder. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company’s common stockholders. Consequently, an issuer’s convertible securities generally entail less risk than its common stock. However, convertible securities generally fall below other debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations. In addition, contingent payment, convertible securities allow the issuer to claim deductions based on its nonconvertible cost of debt, which generally will result in deduction in excess of the actual cash payments made on the securities (and accordingly, holders will recognize income in amounts in excess of the cash payments received).

Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks.

Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for the potential loss.

Senior Loans. Senior loans may be issued by banks, other financial institutions, and other investors to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. Senior loans generally are of below investment grade credit quality and may be unrated at the time of investment. They generally are not registered with the SEC or any state securities commission and generally are not listed on any securities exchange.

An investment in senior loans involves risk that the borrowers under senior loans may default on their obligations to pay principal or interest when due. Although senior loans may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower’s obligation in the event of non-payment or that such collateral could be readily liquidated. Senior loans are typically structured as floating rate instruments in which the interest rate payable on the obligation fluctuates with interest rate changes. As a result, the yield on an investment in senior loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment. Additionally, senior loans generally have floating interest rates that may be tied to the London Inter-Bank Offered Rate (“LIBOR”). In 2017, the United Kingdom's Financial Conduct Authority, which regulated LIBOR, announced that it intended to phase out LIBOR. As of June 30, 2023, LIBOR publications ceased. The U.S. Federal Reserve now publishes the Secured Overnight Financing Rate (“SOFR”) which was intended to replace U.S. dollar LIBOR. Alternative reference rates for other currencies have also been announced or have begun publication. Not all instruments that contemplated LIBOR have a replacement rate, and the effectiveness of SOFR or any other replacement rate remains uncertain.

The amount of public information available on senior loans generally will be less extensive than that available for other types of assets. No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans does exist. Senior loans are thus relatively illiquid. If a fund held by a trust invests in senior loans, liquidity of a senior loan refers to the ability of the fund to sell the investment in a timely manner at a price approximately equal to its value on the fund’s books. The illiquidity of senior loans may impair a fund’s ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in a trust’s net asset value.

If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. The price for the senior loan may be adversely affected if sold at a time when a financial institution is engaging in such a sale.

Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a fund held by a trust, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

Covenant-Lite Loans. Certain funds held by a trust may invest significantly in “covenant-lite” loans, which are loans made with minimal protections for the lender. Because covenant-lite loans are less restrictive on borrowers and provide less protection for lenders than typical corporate loans, the risk of default may be significantly higher. Covenant-lite loans contain fewer maintenance covenants, or no maintenance covenants at all, than traditional loans and may not include terms that allow the lender to monitor the financial performance of the borrower and declare a default if certain criteria are breached. This may hinder a fund’s ability to reprice credit risk associated with the borrower and reduce the fund’s ability to restructure a problematic loan and mitigate potential loss. As a result, the fund’s exposure to losses on such investments is increased, especially during a downturn in the credit cycle. Risks associated with investments in covenant-lite loans may be significant in current market conditions.

Floating Rate Instruments. A floating rate security is an instrument in which the interest rate payable on the obligation fluctuates on a periodic basis based upon changes in a benchmark, often related to interest rates. As a result, the yield on such a security will generally decline with negative changes to the benchmark, causing an investor to experience a reduction in the income it receives from such securities. A sudden and significant increase in the applicable benchmark may increase the risk of payment defaults and cause a decline in the value of the security.

Asset-Backed Securities. Asset-backed securities (“ABS”) are securities backed by pools of loans or other receivables. ABS are created from many types of assets, including auto loans, credit card receivables, home equity loans and student loans. ABS are issued through special purpose vehicles that are bankruptcy remote from the issuer of the collateral. The credit quality of an ABS transaction depends on the performance of the underlying assets. To protect ABS investors from the possibility that some borrowers could miss payments or even default on their loans, ABS include various forms of credit enhancement. Some ABS, particularly home equity loan transactions, are subject to interest rate risk and prepayment risk. A change in interest rates can affect the pace of payments on the underlying loans, which in turn, affects total return on the securities. ABS also carry credit or default risk. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in an ABS transaction. Finally, ABS have structure risk due to a unique characteristic known as early amortization, or early payout, risk. Built into the structure of most ABS are triggers for early payout, designed to protect investors from losses. These triggers are unique to each transaction and can include: a big rise in defaults on the underlying loans, a sharp drop in the credit enhancement level, or even the bankruptcy of the originator. Once early amortization begins, all incoming loan payments (after expenses are paid) are used to pay investors as quickly as possible based upon a predetermined priority of payment.

Mortgage-Backed Securities. Mortgage-backed securities are a type of ABS representing direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property and can include single- and multi-class pass-through securities and collateralized mortgage obligations. Mortgage-backed securities are based on different types of mortgages, including those on commercial real estate or residential properties. These securities often have stated maturities of up to thirty years when they are issued, depending upon the length of the mortgages underlying the securities. In practice, however, unscheduled or early payments of principal and interest on the underlying mortgages may make the securities’ effective maturity shorter than this. Rising interest rates tend to extend the duration of mortgage-backed securities, making them more sensitive to changes in interest rates, and may reduce the market value of the securities. In addition, mortgage-backed securities are subject to prepayment risk, the risk that borrowers may pay off their mortgages sooner than expected, particularly when interest rates decline.

Sovereign Debt. Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity’s debt position in relation to the economy or the failure to put in place required economic reforms. If a governmental entity defaults, it may ask for more time in which to pay or for further loans. There is no legal process for collecting sovereign debt that a government does not pay nor are there bankruptcy proceedings through which all or part of the sovereign debt that a governmental entity has not repaid may be collected.

U.S. Government Obligations Risk. Obligations of U.S. government agencies, authorities, instrumentalities and sponsored enterprises have historically involved little risk of loss of principal if held to maturity. However, not all U.S. government securities are backed by the full faith and credit of the United States. Obligations of certain agencies, authorities, instrumentalities and sponsored enterprises of the U.S. government are backed by the full faith and credit of the United States (e.g., the Government National Mortgage Association); other obligations are backed by the right of the issuer to borrow from the U.S. Treasury (e.g., the Federal Home Loan Banks) and others are supported by the discretionary authority of the U.S. government to purchase an agency’s obligations. Still others are backed only by the credit of the agency, authority, instrumentality or sponsored enterprise issuing the obligation. No assurance can be given that the U.S. government would provide financial support to any of these entities if it is not obligated to do so by law.

Money Market Securities. Certain funds held by a trust may invest in money market securities. If market conditions improve while a fund has temporarily invested some or all of its assets in high quality money market securities, this strategy could result in reducing the potential gain from the market upswing, thus reducing a fund’s opportunity to achieve its investment objective.

Derivatives Risk. Certain funds held by a trust may engage in transactions in derivatives. Derivatives are subject to counterparty risk which is the risk that the other party in a transaction may be unable or unwilling to meet obligations when due. Use of derivatives may increase volatility of a fund and reduce returns. Fluctuations in the value of derivatives may not correspond with fluctuations of underlying exposures. Unanticipated market movements could result in significant losses on derivative positions including greater losses than amounts originally invested and potentially unlimited losses in the case of certain derivatives. There are no assurances that there will be a secondary market available in any derivative position which could result in illiquidity and the inability of a fund to liquidate or terminate positions as valued. Valuation of derivative positions may be difficult and increase during times of market turmoil. Certain derivatives may be used as a hedge against other securities positions; however, hedging can be subject to the risk of imperfect alignment and there are no assurances that a hedge will be achieved as intended which can pose significant loss to a fund. The derivatives market is subject to the risk of changing or increased regulation which may make derivatives more costly, limit the availability of derivatives or otherwise adversely affect the value or performance of derivatives. Examples of increased regulation include, but are not limited to, the imposition of clearing and reporting requirements on transactions that fall within the definition of “swap” and “security-based swap,” increased recordkeeping and reporting requirements, changing definitional and registration requirements, and changes to the way that funds’ use of derivatives is regulated. No one can predict the effects of any new governmental regulation that may be implemented on the ability of a fund to use any financial derivative product, and there can be no assurance that any new governmental regulation will not adversely affect a fund’s ability to achieve its investment objective. The federal income tax treatment of a derivative may not be as favorable as a direct investment in the asset that a derivative provides exposure to, which may adversely impact the timing, character and amount of income a fund realizes from its investment. The tax treatment of certain derivatives is unsettled and may be subject to future legislation, regulation or administrative pronouncements. Additionally, the Securities and Exchange Commission (“SEC”) adopted Rule 18f-4 which imposes certain requirements on the usage of derivatives by registered investment companies. Rule 18f-4 imposes limits on the amount of derivatives a fund can enter into, among other requirements, and eliminates other frameworks utilized by funds to comply with Section 18 of the Investment Company Act. Additionally, it requires a fund to treat derivatives as senior securities and requires funds who use more than a limited specified amount of exposure to derivatives to establish a comprehensive derivatives risk management program and appoint a derivatives risk manager. Certain funds held by a trust are required to comply with these requirements which could adversely impact such funds and subsequently a trust.

Options. A trust may hold a fund or funds that write (sell) or purchase options as part of its investment strategy. In addition to general risks associated with derivatives described above, options are considered speculative. When a fund purchases an option, it may lose the premium paid for it if the price of the underlying security or other assets decreases or remains the same (in the case of a call option) or increases or remains the same (in the case of a put option). If a put or call option purchased by a fund were permitted to expire without being sold or exercised, its premium would represent a loss to a fund. To the extent that a fund writes or sells an option, if the decline or increase in the underlying asset is significantly below or above the exercise price of the written option, a fund could experience substantial and potentially unlimited losses.

There can be no assurance that a liquid market for the options will exist when a fund seeks to close out an option position. Reasons for the absence of a liquid secondary market on an exchange may include the following: (i) there may be insufficient trading interest in certain options; (ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options; (iv) unusual or unforeseen of an exchange or The Options Clearing Corporation (“OCC”) may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options). If trading were discontinued, the secondary market on that exchange (or in that class or series of options) would cease to exist. However, outstanding options on that exchange that had been issued by the OCC as a result of trades on that exchange would continue to be exercisable in accordance with their terms. A fund’s ability to terminate over-the-counter options is more limited than with exchange-traded options and may involve the risk that broker-dealers participating in such transactions will not fulfill their obligations. If a fund were unable to close out a covered call option that it had written (sold) on a security, it would not be able to sell the underlying security unless the option expired without exercise.

The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. Additionally, the exercise price of an option may be adjusted downward before the option’s expiration as a result of the occurrence of certain corporate events affecting the underlying equity security, such as extraordinary dividends, stock splits, merger or other extraordinary distributions or events. In certain circumstances, a reduction in the exercise price of an option could reduce a fund’s capital appreciation potential on the underlying security.

To the extent that a fund purchases options pursuant to a hedging strategy, the fund will be subject to the following additional risks. If a put or call option purchased by a fund is not sold when it has remaining value, and if the market price of the underlying security remains equal to or greater than the exercise price (in the case of a put), or remains less than or equal to the exercise price (in the case of a call), the fund will lose its entire investment in the option. Also, where a put or call option on a particular security is purchased to hedge against price movements in a related security, the price of the put or call option may move more or less than the price of the related security. If restrictions on exercise were imposed, a fund might be unable to exercise an option it had purchased. If a fund were unable to close out an option that it had purchased on a security, it would have to exercise the option in order to realize any profit or the option may expire worthless.

The writing (selling) and purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The successful use of options depends in part on the ability of a fund’s adviser to predict future price fluctuations and, for hedging transactions, the degree of correlation between the options and securities or currency markets.

If a fund employs a covered call strategy, a fund will generally write (sell) call options on a significant portion of the fund’s managed assets. These call options will give the option holder the right, but not the obligation, to purchase a security from the fund at the strike price on or prior to the option’s expiration date. The ability to successfully implement the fund’s investment strategy depends on the fund adviser’s ability to predict pertinent market movements, which cannot be assured. Thus, the use of options may require a fund to sell portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the fund can realize on an investment or may cause the fund to hold a security that it might otherwise sell. The writer (seller) of an option has no control over the time when it may be required to fulfill its obligation as a writer (seller) of the option. Once an option writer (seller) has received an exercise notice, it cannot affect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price. As the writer (seller) of a covered call option, a fund forgoes, during the option’s life, the opportunity to profit from increases in the market value of the security underlying the call option above the sum of the premium and the strike price of the call option, but has retained the risk of loss should the price of the underlying security decline. The value of the options written (sold) by a fund will be affected by changes in the value and dividend rates of the underlying equity securities, an increase in interest rates, changes in the actual or perceived volatility of securities markets and the underlying securities and the remaining time to the options’ expirations. The value of the options may also be adversely affected if the market for the options becomes less liquid or smaller.

An option is generally considered “covered” if a fund owns the security underlying the call option or has an absolute and immediate right to acquire that security without additional cash consideration (or, if required, liquid cash or other assets are segregated by the fund) upon conversion or exchange of other securities held by the fund. In certain cases, a call option may also be considered covered if a fund holds a call option on the same security as the call option written (sold) provided that certain conditions are met. By writing (selling) covered call options, a fund generally seeks to generate income, in the form of the premiums received for writing (selling) the call options. Investment income paid by a fund to its shareholders (such as a trust) may be derived primarily from the premiums it receives from writing (selling) call options and, to a lesser extent, from the dividends and interest it receives from the equity securities or other investments held in the fund’s portfolio and short-term gains thereon. Premiums from writing (selling) call options and dividends and interest payments made by the securities in a fund’s portfolio can vary widely over time.

Swaps. Certain funds held by a trust may invest in swaps. In addition to general risks associated with derivatives described above, swap agreements involve the risk that the party with whom a fund has entered into the swap will default on its obligation to pay a fund and the risk that a fund will not be able to meet its obligations to pay the other party to the agreement. Swaps entered into by a fund may include, but are not limited to, interest rate swaps, total return swaps and/or credit default swaps. In an interest rate swap transaction, two parties exchange rights to receive interest payments, such as exchanging the right to receive floating rate payments based on a reference interest rate for the right to receive fixed rate payments. In addition to the general risks associated with derivatives and swaps described above, interest rate swaps are subject to interest rate risk and credit risk. In a total return swap transaction, one party agrees to pay another party an amount equal to the total return on a reference asset during a specified period of time in return for periodic payments based on a fixed or variable interest rate or on the total return from a different reference asset. In addition to the general risks associated with derivatives and swaps described above, total return swaps could result in losses if the reference asset does not perform as anticipated and these swaps can have the potential for unlimited losses. In a credit default swap transaction, one party makes one or more payments over the term of the contract to the counterparty, provided that no event of default with respect to a specific obligation or issuer has occurred. In return, upon any event of default, such party would receive from the counterparty a payment equal to the par (or other agreed-upon) value of such specified obligation. In addition to general risks associated with derivatives and swaps described above, credit default swaps involve special risks because they are difficult to value, are highly susceptible to liquidity and credit risk and generally pay a return to the party that has paid the premium only in the event of an actual default by the issuer of the underlying obligation (as opposed to a credit downgrade or other indication of financial difficulty).

Forward Foreign Currency Exchange Contracts. Certain funds held by a trust may engage in forward foreign currency exchange transactions. Forward foreign exchange transactions are contracts to purchase or sell a specified amount of a specified currency or multinational currency unit at a price and future date set at the time of the contract. Forward foreign currency exchange contracts do not eliminate fluctuations in the value of non-U.S. securities but rather allow a fund to establish a fixed rate of exchange for a future point in time. This strategy can have the effect of reducing returns and minimizing opportunities for gain.

Indexed and Inverse Securities. Certain funds held by a trust may invest in indexed and inverse securities. In addition to general risks associated with derivatives described above, indexed and inverse securities are subject to risk with respect to the value of the particular index. These securities are subject to leverage risk and correlation risk. Certain indexed and inverse securities have greater sensitivity to changes in interest rates or index levels than other securities, and a fund’s investment in such instruments may decline significantly in value if interest rates or index levels move in a way a fund’s management does not anticipate.

Futures. Certain funds held by a trust may engage in futures transactions. In addition to general risks associated with derivatives described above, the primary risks associated with the use of futures contracts and options are (a) the imperfect correlation between the change in market value of the instruments held by a fund and the price of the futures contract or option; (b) possible lack of a liquid secondary market for a futures contract and the resulting inability to close a futures contract when desired; (c) losses caused by unanticipated market movements, which are potentially unlimited; (d) the investment adviser’s inability to predict correctly the direction of securities prices, interest rates, currency exchange rates and other economic factors; and (e) the possibility that the counterparty will default in the performance of its obligations. While futures contracts are generally liquid instruments, under certain market conditions they may become illiquid. Futures exchanges may impose daily or intra-day price change limits and/or limit the volume of trading. Additionally, government regulation may further reduce liquidity through similar trading restrictions.

Repurchase Agreement Risk. A repurchase agreement is a form of short-term borrowing where a dealer sells securities to investors (usually on an overnight basis) and buys them back the following day. If the other party to a repurchase agreement defaults on its obligation under such agreement, a fund held by a trust may suffer delays and incur costs or lose money in exercising its rights under the agreement. If the seller fails to repurchase the security under a repurchase agreement and the market value of such security declines, such fund may lose money.

Short Sales Risk. Certain funds held by a trust may engage in short sales. Because making short sales in securities that it does not own exposes a fund to the risks associated with those securities, such short sales involve speculative exposure risk. A fund will incur a loss as a result of a short sale if the price of the security increases between the date of the short sale and the date on which such fund replaces the security sold short. A fund will realize a gain if the security declines in price between those dates. As a result, if a fund makes short sales in securities that increase in value, it will likely underperform similar funds that do not make short sales in securities they do not own. There can be no assurance that a fund will be able to close out a short sale position at any particular time or at an acceptable price. Although a fund’s gain is limited to the amount at which it sold a security short, its potential loss is limited only by the maximum attainable price of the security, less the price at which the security was sold. Short sale transactions involve leverage because they can provide investment exposure in an amount exceeding the initial investment. A fund may also pay transaction costs and borrowing fees in connection with short sales.

Commodities. Certain funds held by a trust may have exposure to the commodities markets. This exposure could expose such funds and to greater volatility than investment in other securities. The value of investments providing commodity exposure may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, embargoes, tariffs and international economic, political and regulatory developments.

Concentration Risk. Concentration risk is the risk that the value of a trust may be more susceptible to fluctuations based on factors that impact a particular sector because the trust provides exposure to investments concentrated within a particular sector or sectors. A portfolio “concentrates” in a sector when securities in a particular sector make up 25% or more of the portfolio.

Communication Services Sector. General risks of communication services companies include rapidly changing technology, rapid product obsolescence, loss of patent protection,

cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communication companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. Media and entertainment companies are subject to changing demographics, consumer preferences and changes in the way people communicate and access information and entertainment content. Certain of these companies may be particularly susceptible to cybersecurity threats, which could have an adverse effect on their business. Companies in this sector may be subject to fierce competition for market share from existing competitors and new market entrants. Such competitive pressures are intense and communication stocks can experience extreme volatility.

Companies in the communication sector may encounter distressed cash flows and heavy debt burdens due to the need to commit substantial capital to meet increasing competition and research and development costs. Technological innovations may also make the existing products and services of communication companies obsolete. In addition, companies in this sector can be impacted by a lack of investor or consumer acceptance of new products, changing consumer preferences and lack of standardization or compatibility with existing technologies making implementation of new products more difficult.

Consumer Discretionary and Consumer Staples Sectors. The profitability of companies that manufacture or sell consumer products or provide consumer services may be affected by various factors including the general state of the economy and consumer spending trends. The viability of the retail industry depends on the industry’s ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry may require large capital outlays for technological investments. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Many retailers may be involved in entering global markets which entail added risks such as sudden weakening of foreign economies, military actions, difficulty in adapting to local conditions and constraints and added research costs. The COVID-19 pandemic, or any future public health crisis, may adversely impact companies within these sectors, including but not limited to, companies involved in travel, entertainment and retail consumer goods and services.

Energy Sector. Energy companies may include but are not limited to companies involved in: production, generation, transmission, marketing, control, or measurement of energy; the provision of component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control.

The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, military actions, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the securities issued by energy companies may be subject to rapid price volatility.

Any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy sector or the environment could have a negative impact on the energy sector. Each of the problems referred to could adversely affect the financial stability of the issuers of any energy sector securities.

Financials Sector. Companies in the financials sector may include banks, thrifts and their holding companies, finance companies, investment managers, broker-dealers, insurance and reinsurance companies and mortgage REITs. Financial companies are subject to extensive governmental regulation which may limit their permitted activities and affect their ability to earn a profit. These government actions include, but are not limited to, restrictions on investment activities; increased oversight, regulation and involvement in financial services company practices; adjustments to capital requirements; the acquisition of interests in and the extension of credit to private entities; and increased investigation efforts into the actions of companies and individuals in the financial service industry. There can be no assurance as to the actual impact these laws and their implementing regulations, or any other governmental program, will have on any individual financial company or on the financial markets as a whole.

In addition, deterioration in general economic conditions can have an adverse impact on financial companies. Deteriorating economic fundamentals may increase the risk of default or insolvency of particular financial institutions, negatively impact market value, cause credit spreads to widen and reduce bank balance sheets. Financial difficulties of borrowers, limited access to capital, deterioration of credit markets and unstable interest rates can have a disproportionate effect on the financials sector. Financial companies may be highly dependent upon access to capital markets, and any impediments to such access, such as adverse overall economic conditions or a negative perception in the capital markets of a company’s financial condition or prospects, could adversely affect its business. For example, any failure of a bank can result in disruption to the broader banking industry or markets generally, which may also heighten market volatility and reduce liquidity. Financial markets are becoming increasingly intertwined on a global scale and adverse economic conditions in one country or region may impact financial companies around the world. Companies in the financials sector may also be the targets of hacking and potential theft of proprietary or customer information or disruptions in service, which could have a material adverse effect on their businesses. Financial companies are also subject to intense competition, which could adversely affect the profitability or viability of such companies. Under certain circumstances, financial companies may be required to accept or borrow significant amounts of capital from government sources. There is no guarantee that governments will provide any such relief in the future and no certainty that such relief will mitigate the effects of any failure of a financial institution on the economy or otherwise strengthen public confidence in financial institutions. These actions may cause the securities of many companies in the financials sector to decline in value.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, currency exchange rates, volatile interest rates, portfolio concentrations in geographic markets, in commercial and residential real estate loans or any particular segment or industry, and competition from new entrants in their fields of business. Bank failures could result in disruption to the broader banking industry or markets generally and reduce confidence in financial institutions and the economy as a whole, which may also heighten market volatility and reduce liquidity. Banks, thrifts and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations, which impose strict capital requirements and limitations on the permissible activities that banks and thrifts may pursue. In addition, these companies may face increased competition from non-traditional lending sources as regulatory changes permit new entrants to offer various financial products. Technological advances allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks, thrifts and their holding companies face tremendous pressure from mutual funds, brokerage firms and other providers in the competition to furnish services that were traditionally offered by banks and thrifts.

Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceeds the volatility of the equity market in general. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and broker-dealer activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including but not limited to interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other natural or man-made disasters and the effects of client mergers. Already extensive regulated, insurance companies’ profits may be adversely affected by increased government regulations or tax law changes.

In addition to the normal risks of business, companies involved in the insurance and risk management industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: the inherent uncertainty in the process of establishing property-liability loss reserves, and the fact that ultimate losses could materially exceed established loss reserves, which could have a material adverse effect on results of operations and financial condition; the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophic losses, which could have a material adverse impact on their financial conditions, results of operations and cash flow; the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claim settlement practices; the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability ratings; the extensive regulation and supervision to which insurance companies are subject, and various regulatory and other legal actions; the adverse impact that increases in interest rates could have on the value of an insurance company’s investment portfolio and on the attractiveness of certain of its products; and the uncertainty involved in estimating the availability of reinsurance and the collectability of reinsurance recoverables.

The state insurance regulatory framework is also subject to the risk of federal and state legislatures potentially enacting laws that alter or increase regulation of insurance companies and insurance holding company systems. Previously, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non- conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Mortgage REITs engage in financing real estate, purchasing or originating mortgages and mortgage-backed securities and earning income from the interest on these investments. Such REITs face risks similar to those of other financial firms, such as changes in interest rates, general market conditions and credit risk, in addition to risks associated with an investment in real estate (as discussed herein).

Health Care Sector. Health care companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the health care field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product’s transition from development to production, and revenue patterns may be erratic. In addition, health care facility operators may be affected by events and conditions including, among other things, pandemics and epidemics, demand for services, the ability of the facility to provide the services required, physicians’ confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs. Legislative proposals concerning health care are proposed in Congress from time to time. These proposals may span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance incentives for competition in the provision of health care services, tax incentives and penalties related to health care insurance premiums and promotion of prepaid health care plans.

Industrials Sector. General risks of industrials companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, capital goods companies may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, labor relations, government regulations, government contracts and ecommerce initiatives. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny.

Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, disputes over or ability to obtain or retain government contracts, or changes in government budget priorities, changes in aircraft-leasing contracts and cutbacks in profitable business travel.

Information Technology Sector. Information technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking and communications equipment, internet access and information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the internet, may be characterized by rapidly changing technology, product obsolescence, cyclical markets, evolving industry standards and frequent new product introductions. The success of companies in this sector depends, in substantial part, on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting a company’s products or in the market for products based on a particular technology could have a material adverse effect on an issuer’s operating results. Furthermore, there can be no assurance that any particular company will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high- technology common stocks to fluctuate substantially. In addition, technology company stocks may experience extreme price and volume fluctuations that are often unrelated to the operating performance of such companies. Such market volatility may adversely affect the price of shares of these companies.

Some key components of certain products of technology issuers may be available only from single sources. There can be no assurance that suppliers will be able to meet the demand for components in a timely and cost-effective manner. Accordingly, an issuer’s operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, technology issuers may have a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on companies in this sector.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken to protect proprietary rights will be adequate to prevent misappropriation of technology or that competitors will not independently develop technologies that are substantially equivalent or superior to an issuer’s technology. In addition, due to the increasing public use of the internet and connectivity of devices, information technology companies are increasingly the subject of legal inquiries and legislative proposals. It is possible that new laws and regulations may be adopted to address issues such as privacy, pricing, monopolistic characteristics, and the character and quality of internet products and services. The adoption of any such laws could have a material adverse impact on the issuers of securities in the information technology sector.

Materials Sector. Companies in the basic materials sector are engaged in the manufacture, mining, processing, or distribution of raw materials and intermediate goods used in the industrial sector. These may include materials and products such as chemicals, commodities, forestry products, paper products, copper, iron ore, nickel, steel, aluminum, precious metals, textiles, cement, and gypsum. Basic materials companies may be affected by the volatility of commodity prices, exchange rates, import controls, worldwide competition, depletion of resources, and mandated expenditures for safety and pollution control devices. In addition, they may be adversely affected by technical progress, labor relations and governmental regulation. These companies are also at risk for environmental damage and product liability claims. Production of industrial materials often exceeds demand as a result of over-building or economic downturns, which may lead to poor investment returns.

Real Estate Sector. Real estate companies include REITs and real estate management and development companies. Companies in the real estate sector may be exposed to the risks associated with the ownership of real estate which include, among other factors, changes in general U.S., global and local economic conditions, declines in real estate values, changes in the financial health of tenants, overbuilding and increased competition for tenants, oversupply of properties for sale, changing demographics, changes in interest rates, tax rates and other operating expenses, changes in government regulations, faulty construction and the ongoing need for capital improvements, regulatory and judicial requirements including relating to liability for environmental hazards, changes in neighborhood values and buyer demand and the unavailability of construction financing or mortgage loans at rates acceptable to developers. The performance of a REIT may also be adversely impacted by other factors (discussed above).

Real estate management and development companies often are dependent upon specialized management skills, have limited diversification and are subject to risks inherent in operating and financing a limited number of projects. To the extent such companies focus their business on a particular geographic region of a country, they may also be subject to greater risks of adverse developments in that area. These companies may also be subject to heavy cash flow dependency and defaults by borrowers. Certain real estate management and development companies have a relatively small market capitalization, which may tend to increase the volatility of the market price of these securities.

Real estate related securities may be negatively impacted by conditions caused by the spread of COVID-19, or any future public health crisis. The COVID-19 pandemic adversely impacted many individuals and businesses resulting in an inability to pay all or a portion of their contracted rent on retail and commercial space, which created cashflow difficulties for many landlords and adversely impacted the value of some real estate and related businesses. The COVID-19 pandemic, or any future public crisis, may adversely impact REITs that invest in real estate which provide space to these individuals and businesses.

Utilities Sector. General problems of utility companies include risks of increases in energy and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations that may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or manmade disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. In addition, taxes, government regulation, international politics including military actions, price and supply fluctuations, volatile interest rates and energy conservation may cause difficulties for utilities. All of such issuers experience certain of these problems to varying degrees.

California. The trust may be exposed to the risks associated with California broadly through its investment, if any, in funds that invest in obligations of the state of California or various California municipal obligations, and as such may be affected by economic, regulatory or political developments affecting the ability of California issuers to pay interest or repay principal. The information provided below is only a brief summary of the complex factors affecting the financial situation in California and is neither a complete nor a comprehensive description of these factors or an analysis of financial conditions, and it may not be indicative of the financial condition of issuers of obligations or of any particular projects financed with the proceeds of such obligations. Factors such as state or local legislation or policy changes, constitutional limitations affecting the ability of the state and municipalities to address financial downturns without voter approval, the impact of federal tax law changes, erosion of the tax base or reduction in revenues of California or one or more local governments, the threat or the effects of terrorist acts, the effects of possible natural disasters (including but not limited to the risk of earthquakes, climate change, flooding and wildfires), increased demand for entitlement-based and claims-based programs such as Medicaid, public assistance and general public health or other economic or credit problems affecting California generally or any individual locality (which may directly or indirectly affect the state as a whole), and interest rates may impact the California economy and California’s financial condition. California’s economy is the largest among the 50 states and one of the largest in the world, and although California has a relatively diversified economy, it has concentrations in the computer services, software design, motion pictures and high technology manufacturing industries. A trust, through investments in underlying funds, may be susceptible to developments affecting those industries.

A number of laws and constitutional amendments have been enacted in California over the years, often through voter initiatives, which have made it more difficult for the state to raise taxes, restricted the use of the general fund of the state treasury or special fund revenues, or otherwise limited the legislature and the Governor’s discretion in enacting budgets, including capping the amount of appropriations under some conditions. Because of the complex nature of these initiatives and the ambiguities and possible inconsistencies in their terms, it is not possible to predict with certainty the impact on California debt obligations or on the ability of California or local governments to pay debt service on such California debt obligations. Further initiatives or changes in laws or the California constitution may also affect the ability of California or local issuers to repay their obligations.

It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the state of California, and there is no obligation on the part of the state to make payment on such local obligations in the event of default. Further, a number of agencies and authorities within California issue obligations secured or payable from specified revenue streams. These obligations are not payable from the general fund of the state treasury and carry different ratings than the general obligation bonds of California. None of these revenue bonds are backed by California’s faith and credit or taxing power.

The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of California bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the state and various agencies and political subdivisions thereof. The sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds, the market value or marketability of such bonds or the ability of the respective issuers of such bonds to pay interest on or principal of such bonds.

Additional information regarding the financial condition of California is included in various public documents issued by the state.

New Jersey. The trust may be exposed to the risks associated with New Jersey broadly through its investment, if any, in funds that invest in obligations of the state of New Jersey or various New Jersey municipal obligations, and as such may be affected by economic, regulatory or political developments affecting the ability of New Jersey issuers to pay interest or repay principal. The information provided below is only a brief summary of the complex factors affecting the financial situation in New Jersey and is neither a complete nor a comprehensive description of these factors or an analysis of financial conditions, and it may not be indicative of the financial condition of issuers of obligations or of any particular projects financed with the proceeds of such obligations. The trust, through its investments in funds that provide exposure to New Jersey, if any, may be affected by the many factors that affect the financial condition of the state of New Jersey. For example, financial difficulties of the state, its counties, municipalities and school districts that hinder efforts to borrow and credit ratings are factors that may impact the funds in which a trust may invest, and therefore, impact the trust.

Although the state exhibits a diverse economy in the central northeast corridor and has elevated resident wealth and education levels, the cost of living and doing business is very high. Employment levels, personal income and commercial activity contribute significantly to New Jersey tax revenues, and the state could suffer from declines in these or other sources of revenue. New Jersey’s debt burden is manageable in relation to its wealth and resources but has increased significantly since 1991 as New Jersey has financed capital outlays previously funded out of current revenues, such as transportation improvements and pension liabilities. For more than a decade, the state has contributed significantly less to the state’s pension plans than the amount needed to fund these programs. New Jersey's pension liabilities are expected to increase substantially in the future, and the state anticipates that future pension plan contributions will place a significant burden on state finances. Meanwhile, the state's health care funding obligations continue to rise. New Jersey has one of the highest property taxes in the nation and a large foreclosure inventory concentrated mainly in the southern section of the state as well as some domestic outmigration, particularly among college graduates and retirees, which could limit future economic performance and revenue growth. These and other factors may adversely affect the ability of the issuers of New Jersey municipal securities to make required payments of interest and principal, as well as the market value and marketability of municipal securities held by a fund in which the trust invests.

It should be noted that the creditworthiness of obligations issued by local New Jersey issuers may be unrelated to the creditworthiness of obligations issued by the state of New Jersey, and there may be no obligation on the part of the state to make payment on such local obligations in the event of default. Historically, a positive credit factor for local government in New Jersey is the strong state oversight of local government operations. New Jersey can, and has, seized control of mismanaged jurisdictions with the full takeover of Atlantic City being the most recent. In addition, New Jersey guarantees the debt service of many local government bond issues, such as those for school districts. However, funding for increased pension contributions and other postemployment benefit liabilities could be passed along to local governments if the increased funding becomes untenable for the state. New Jersey has a number of older urban centers, including Newark and Camden, which present a continuing vulnerability with respect to economic and social problems.

The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of New Jersey bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the state and various agencies and political subdivisions thereof. The sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds, the market value or marketability of such bonds or the ability of the respective issuers of such bonds to pay interest on or principal of such bonds.

Additional information regarding the financial condition of New Jersey is included in various public documents issued by the state.

New York. The trust may be exposed to the risks associated with New York broadly through its investment, if any, in funds that invest in obligations of the state of New York or various New York municipal obligations, and as such may be affected by economic, regulatory or political developments affecting the ability of New York issuers to pay interest or repay principal. The information provided below is only a brief summary of the complex factors affecting the financial situation in New York and is neither a complete nor a comprehensive description of these factors or an analysis of financial conditions, and it may not be indicative of the financial condition of issuers of obligations or of any particular projects financed with the proceeds of such obligations. The trust, through its investments in funds that provide exposure to New York, if any, may be affected by the many factors that affect the financial condition of the state of New York.

New York’s economy and general financial condition affect the ability of state and local governments to raise revenues to make timely payments on their obligations. Unfavorable developments in any economic sector may have far-reaching ramifications on the overall New York municipal market. A variety of events, such as, tax base erosion, state constitutional limits on tax increases, budget deficits and other financial difficulties, changes in the credit ratings assigned to New York’s municipal issuers and natural disasters may have an adverse impact on the funds in which a trust may invest. Such events can negatively impact the state’s credit rating, make it more expensive for the state to borrow money, and impact issuers’ ability to pay their obligations.

As the nation's financial capital, New York's economy is heavily dependent on the financial sector and may be sensitive to economic problems affecting the sector. New York also faces a particularly large degree of uncertainty from interest rate risk and equity market volatility. The New York economy tends to be more sensitive to monetary policy actions and to movements in the national and world economies than the economies of other states. The New York economy is diversified across the finance, insurance, real estate, entertainment and services sectors. Any downturn in these sectors or related industries may adversely affect the economy of the state. Certain issuers of New York municipal bonds have experienced serious financial difficulties in the past and reoccurrence of these difficulties may impair the ability of certain New York issuers to pay principal or interest on their obligations. The financial health of New York City affects that of the state, and when New York City experiences financial difficulty it may have an adverse effect on municipal bonds of the state.

Provisions of the New York Constitution and state statutes which limit the taxing and spending authority of New York governmental entities may impair the ability of New York issuers to pay principal and/or interest on their obligations. New York’s Constitution, with exceptions for emergencies, limits the amount of general obligation bonds that can be issued to that amount approved by the voters for a single work or purpose in a general election. New York may issue short-term debt without voter approval in anticipation of the receipt of taxes and revenues or proceeds from duly authorized but not issued general obligation bonds. Future New York political and economic developments, constitutional amendments, legislative measures, executive orders, administrative regulations, litigation and voter initiatives as well as environmental events, natural disasters, pandemics, epidemics or social unrest could have an adverse effect on the debt obligations of New York issuers to pay principal or interest on their obligations.

The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of New York bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the state and various agencies and political subdivisions thereof. The sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds, the market value or marketability of such bonds or the ability of the respective issuers of such bonds to pay interest on or principal of such bonds.

Additional information regarding the financial condition of New York is included in various public documents issued by the state.

Administration of the Trust

Distributions to Unitholders by Regulated Investment Companies Making Semiannual/Quarterly Distributions or Grantor Trusts. The discussion in this section applies to all trusts other than trusts that are “regulated investment companies” for tax purposes that have monthly distribution dates. Income received by a trust is credited by the trustee to the Income Account for the trust. All other receipts are credited by the trustee to a separate Capital Account for the trust. The trustee will normally distribute any income received by a trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. A trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it has elected to be taxed as a RIC for federal tax purposes. Unitholders will receive an amount substantially equal to their pro rata share of the available balance of the Income Account of the related trust. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends and other income distributions received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed on each distribution date or shortly thereafter to unitholders of record on the preceding record date, provided that the trustee is not required to make a distribution from the Capital Account unless the amount available for distribution is at least $1.00 per 100 units. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. Notwithstanding the foregoing, if a trust is designed to be a grantor trust for tax purposes, the trustee is not required to make a distribution from the Income Account or the Capital Account unless the total cash held for distribution equals at least 0.1% of the trust’s net asset value as determined under the trust agreement, provided that the trustee is required to distribute the balance of the Income Account and Capital Account on the distribution date occurring in December of each year. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

The distribution to the unitholders of a trust as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to the unitholders’ pro rata share of the available balance of the Income Account of the trust after deducting estimated expenses. Because dividends and other income distributions are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate.

Distributions to Unitholders by Regulated Investment Companies Making Monthly Distributions. The discussion in this section applies if your trust is a RIC that has monthly distribution dates. Income received by a trust is credited by the trustee to the Income Account for the trust. All other receipts are credited by the trustee to a separate Capital Account for the trust. The trustee will normally distribute income received by a trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. The trust generally pays distributions from its Income Account (pro-rated on an annual basis) along with any excess balance from the Capital Account on each monthly distribution date to unitholders of record on the preceding record date as described in greater detail below. All distributions will be net of applicable expenses. The amount of your distributions will vary from time to time as companies change their dividends and other income distributions or trust expenses change. The trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it has elected to be taxed as a RIC for federal tax purposes. Excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall not be required to make a distribution from the Capital Account unless the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter. When the trust receives dividends and other income distributions from a portfolio security, the trustee credits the dividends and other income distributions to the trust’s accounts. In an effort to make relatively regular income distributions, the trust’s distribution from the Income Account on each distribution date to each unitholder is equal to such unitholder’s pro rata share of the cash balance in the Income Account calculated on the basis of a fraction (the numerator of which is one and the denominator of which is the total number of distribution dates per year) of the estimated annual income to the trust for the ensuing twelve months computed as of the close of business on the record date immediately preceding such distribution after deduction of (1) the fees and expenses then deductible pursuant to the trust agreement and (2) the trustee’s estimate of other expenses properly chargeable to the Income Account pursuant to the trust agreement which have accrued as of such record date or are otherwise properly attributable to the period to which such distribution relates. Because the trust does not receive dividends and other income distributions from the portfolio securities at a constant rate throughout the year, the trust’s income distributions to unitholders may be more or less than the amount credited to the trust accounts as of the record date. In the event that the amount on deposit in the Income Account is not sufficient for the payment of the amount intended to be distributed to unitholders on the basis of the computation described above, the trustee is authorized to advance its own funds and cause to be deposited in and credited to the Income Account such amounts as may be required to permit payment of the related distribution to be made as described above. In such an event, the trustee shall be entitled to be reimbursed, without interest, out of income payments received by the trust subsequent to the date of such advance. Any such advance shall be reflected in the Income Account until repaid.

General. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business the selling broker-dealer provides such notice.

The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of the trust amounts necessary to pay the expenses of the trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust. Amounts so withdrawn shall not be considered a part of the related trust’s assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

Statements to Unitholders. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

The accounts of a trust are required to be audited annually, at the related trust’s expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit is not required. The accountants’ report for any audit will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the last business day of each calendar year, the trustee shall furnish to each person who at any time during such calendar year was a unitholder of a trust a statement, covering such calendar year, setting forth for such trust:

(A)	As to the Income Account:
(1)	the amount of income received on the securities (including income received as a portion of the proceeds of any disposition of securities);
(2)	the amounts paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any, and for redemptions;
(3)	the deductions, if any, from the Income Account for payment into the Reserve Account;
(4)	the deductions for applicable taxes and fees and expenses of the trustee, the sponsor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;
(5)	the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any;
(6)	the deductions for payment of the sponsor’s expenses of maintaining the registration of the trust units, if any;
(7)	the aggregate distributions to unitholders; and
(8)	the balance remaining after such deductions and distributions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year;
(B)	As to the Capital Account:
(1)	the net proceeds received due to sale, maturity, redemption, liquidation or disposition of any of the securities, excluding any portion thereof credited to the Income Account;
(2)	the amount paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any, and for redemptions;

(3)	the deductions, if any, from the Capital Account for payments into the Reserve Account;
(4)	the deductions for payment of applicable taxes and fees and expenses of the trustee, the sponsor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;
(5)	the deductions for payment of the sponsor’s expenses of organizing the trust;
(6)	the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;
(7)	the deductions for payment of deferred sales charge and creation and development fee, if any;
(8)	the deductions for payment of the sponsor’s expenses of maintaining the registration of the trust units, if any;
(9)	the aggregate distributions to unitholders; and
(10)	the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year; and
(C)	The following information:
(1)	a list of the securities held as of the last business day of such calendar year and a list which identifies all securities sold or other securities acquired during such calendar year, if any;
(2)	the number of units outstanding on the last business day of such calendar year;
(3)	the unit value based on the last trust evaluation of such trust made during such calendar year; and
(4)	the amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for such distributions.

The trustee may furnish such statement by posting it to a website that is set forth in the trust’s prospectus (which may be a publicly available website). A unitholder may request delivery of such statement by contacting the sponsor at the applicable phone number in the trust’s prospectus.

Rights of Unitholders. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of the trust, nor otherwise affect the rights, obligations and liabilities of the parties to the applicable trust agreement. By purchasing units of a trust, each unitholder expressly waives any right he may have under any rule of law, or the provisions of any statute, or otherwise, to require the trustee at any time to account, in any manner other than as expressly provided in the applicable trust agreement, in respect of the portfolio securities or moneys from time to time received, held and applied by the trustee under the trust agreement. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the related trust agreement or termination of the trust.

Amendment. Each trust agreement may be amended from time to time by the sponsor and trustee or their respective successors, without the consent of any of the unitholders, (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent with any other provision contained in the trust agreement, (ii) to change any provision required by the SEC or any successor governmental agency, (iii) to make such other provision in regard to matters or questions arising under the trust agreement as shall not materially adversely affect the interests of the unitholders or (iv) to make such amendments as may be necessary (a) for a trust to continue to qualify as a RIC for federal income tax purposes if the trust has elected to be taxed as such under the United States Internal Revenue Code of 1986, as amended, or (b) to prevent a trust from being deemed an association taxable as a corporation for federal income tax purposes if the trust has not elected to be taxed as a RIC under the United States Internal Revenue Code of 1986, as amended. A trust agreement may not be amended, however, without the consent of all unitholders of the related trust then outstanding, so as (1) to permit, except in accordance with the terms and conditions thereof, the acquisition thereunder of any securities other than those specified in the schedules to the trust agreement or (2) to reduce the percentage of units the holders of which are required to consent to certain of such amendments. A trust agreement may not be amended so as to reduce the interest in the trust represented by units without the consent of all affected unitholders.

Except for the amendments, changes or modifications described above, neither the sponsor nor the trustee nor their respective successors may consent to any other amendment, change or modification of a trust agreement without the giving of notice and the obtaining of the approval or consent of unitholders representing at least 66 2/3% of the units then outstanding of the affected trust. No amendment may reduce the aggregate percentage of units the holders of which are required to consent to any amendment, change or modification of a trust agreement without the consent of the unitholders of all of the units then outstanding of the affected trust and in no event may any amendment be made which would (1) alter the rights to the unitholders of the trust as against each other, (2) provide the trustee with the power to engage in business or investment activities other than as specifically provided in the trust agreement, (3) adversely affect the tax status of the related trust for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes or (4) unless a trust has elected to be taxed as a RIC for federal income tax purposes, result in a variation of the investment of unitholders in the trust. The trustee will notify unitholders of a trust of the substance of any such amendment to the trust agreement for such trust.

Termination. Each trust agreement provides that the related trust shall terminate upon the maturity, redemption, sale or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the trust’s mandatory termination date. If the value of a trust shall be less than 40% of the total value of securities deposited in the trust during the initial offering period, the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. A trust will be liquidated by the trustee in the event that a sufficient number of units of the trust not yet sold are tendered for redemption by the sponsor, so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If a trust is liquidated because of the redemption of unsold units by the sponsor, the sponsor will refund to each purchaser of units of the trust the entire sales charge paid by such purchaser.

Beginning nine business days prior to, but no later than, the scheduled termination date described in the prospectus for a trust, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

The sponsor will generally instruct the trustee to sell the securities as quickly as practicable during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust’s termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

Not less than thirty days prior to termination of a trust, the trustee will notify unitholders thereof of the termination and provide a form allowing qualifying unitholders to elect an in-kind distribution, if applicable. If applicable, a unitholder who owns the minimum number of units described in the prospectus may request an in-kind distribution from the trustee instead of cash. To the extent possible, the trustee will make an in-kind distribution through the distribution of each of the securities of a trust in book entry form to the account of the unitholder’s bank or broker-dealer at Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of the related trust and cash from the Income and Capital Account equal to the fractional shares to which the unitholder is entitled. The trustee may adjust the number of shares of any security included in a unitholder’s in-kind distribution to facilitate the distribution of whole shares. The sponsor may terminate the in-kind distribution option at any time upon sixty days written notice to the unitholders. Special federal income tax consequences will result if a unitholder requests an in-kind distribution.

Within a reasonable period after termination, the trustee will sell any securities remaining in a trust not segregated for in-kind distribution. After paying all expenses and charges incurred by a trust, the trustee will distribute to unitholders thereof their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

The sponsor may, but is not obligated to, offer for sale units of a subsequent series of a trust at approximately the time of the mandatory termination date. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

The Trustee. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 240 Greenwich Street, 22W Floor, New York, NY 10286, (800) 848-6468. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

Under each trust agreement, the trustee or any successor trustee may resign and be discharged of the trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. If the trustee merges or is consolidated with another entity, the resulting entity shall be the successor trustee without the execution or filing of any paper instrument or further act.

The trustee or successor trustee must deliver a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. In case at any time the trustee shall not meet the requirements set forth in the trust agreement, or shall become incapable of acting, or if a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the trustee in an involuntary case, or the trustee shall commence a voluntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for the trustee or for any substantial part of its property shall be appointed, or the trustee shall generally fail to pay its debts as they become due, or shall fail to meet such written standards for the trustee’s performance as shall be established from time to time by the sponsor, or if the sponsor determines in good faith that there has occurred either (1) a material deterioration in the creditworthiness of the trustee or (2) one or more grossly negligent acts on the part of the trustee with respect to a trust, the sponsor, upon sixty days’ prior written notice, may remove the trustee and appoint a successor trustee by written instrument, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee. Notice of such removal and appointment shall be delivered to each unitholder by the successor trustee. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

The Sponsor. The sponsor of each trust is Advisors Asset Management, Inc. The sponsor is a broker-dealer specializing in providing services to broker-dealers, registered representatives, investment advisers and other financial professionals. The sponsor’s headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132. You can contact Advisors Asset Management, Inc. at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by using the contacts listed on the back cover of the prospectus. The sponsor is a registered broker-dealer and investment adviser and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and the Securities Investor Protection Corporation (“SIPC”), and a registrant of the Municipal Securities Rulemaking Board (“MSRB”).

Under each trust agreement, the sponsor may resign and be discharged of the trust created by the trust agreement by executing an instrument in writing and filing the same with the trustee. If the sponsor merges or is consolidated with another entity, the resulting entity shall be the successor sponsor without the execution or filing of any paper instrument or further act.

If at any time the sponsor shall resign or fail to undertake or perform any of the duties which by the terms of a trust agreement are required by it to be undertaken or performed, or the sponsor shall become incapable of acting or shall be adjudged a bankrupt or insolvent, or a receiver of the sponsor or of its property shall be appointed, or any public officer shall take charge or control of the sponsor or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the SEC, (b) terminate the trust agreement and liquidate the related trust as provided therein, or (c) continue to act as trustee without appointing a successor sponsor and receive additional compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the SEC.

The Evaluator and Supervisor. Advisors Asset Management, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the sponsor and trustee in which event the sponsor or trustee may appoint a successor having qualifications and at a rate of compensation satisfactory to the sponsor or, if the appointment is made by the trustee, the trustee. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be delivered by the trustee to each unitholder.

Limitations on Liability. The sponsor, evaluator, and supervisor are liable for the performance of their obligations arising from their responsibilities under the trust agreement but will be under no liability to any trust or unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, or for depreciation or loss incurred by reason of the purchase or sale of securities, provided, however, that such parties will not be protected against any liability to which they would otherwise be subjected by reason of their own willful misfeasance, bad faith or gross negligence in the performance of their duties or its reckless disregard for their duties under the trust agreement. Each trust will indemnify, defend and hold harmless each of the sponsor, supervisor and evaluator from and against any loss, liability or expense incurred in acting in such capacity (including the cost and expenses of the defense against such loss, liability or expense) other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the applicable trust agreement. Such parties are not under any obligation to appear in, prosecute or defend any legal action which in their opinion may involve them in any expense or liability. The trustee will be indemnified by each trust and held harmless against any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with the acceptance or administration of the trust, including the costs and expenses (including counsel fees) of defending itself against any claim of liability in the premises.

The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

Expenses of the Trust. The sponsor may receive a fee from your trust for creating and developing the trust, including determining the trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The amount of this “creation and development fee” is set forth in the prospectus. For trusts in which the prospectus provides that the creation and development fee be paid at the conclusion of the initial offering period, the trustee will deduct this amount from your trust’s assets as of the close of the initial offering period.  For trusts in which the prospectus provides that the creation and development fee will accrue on a daily basis after the close of the initial offering period, the fee will accrue daily from the day after the close of the initial offering period and such amounts of accrued creation and development fee will be paid to the sponsor on a monthly basis. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period. For trusts in which the prospectus provides that the creation and development fee will accrue on a daily basis after the close of the initial offering period, if you sell or redeem units after the initial offering period has closed, you will not pay any unaccrued amounts of the creation and development fee upon sale or redemption of your units.

For services performed under a trust’s trust agreement the trustee shall be paid a fee at an annual rate in the amount per unit set forth in such trust agreement. The trustee shall charge a pro-rated portion of its annual fee at the times specified in such trust agreement, which pro-rated portion shall be calculated on the basis of the largest number of units in such trust at any time during the primary offering period. After the primary offering period has terminated, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The annual trustee fee shall be prorated for any calendar year in which the trustee provides services during less than the whole of such year. The trustee may from time to time adjust its compensation as set forth in the trust agreement provided that total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled “All Services Less Rent of Shelter” or similar index, if such index should no longer be published. The consent or concurrence of any unitholder shall not be required for any such adjustment or increase. Such compensation shall be calculated and paid in installments by the trustee against the Income and Capital Accounts of each trust; provided, however, that such compensation shall be deemed to provide only for the usual, normal and proper functions undertaken as trustee pursuant to the trust agreement. The trustee shall also charge the Income and Capital Accounts of each trust for any and all expenses and disbursements incurred as provided in the trust agreement.

As compensation for portfolio supervisory services in its capacity as supervisor, evaluation services in its capacity as evaluator and for providing bookkeeping and other administrative services of a character described in Section 26(a)(2)(C) of the Investment Company Act, the sponsor shall be paid an annual fee in the amount per unit set forth in the trust agreement for a trust. The sponsor shall receive a pro-rated portion of its annual fee from the trustee upon receipt of an invoice by the trustee from the sponsor, upon which, as to the cost incurred by the sponsor of providing such services the trustee may rely. Such fee shall be calculated on the basis of the largest number of units in such trust at any time during the primary offering period. After the primary offering period has terminated, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. Such annual fee shall be prorated for any calendar year in which the sponsor provides services during less than the whole of such year, but in no event shall such compensation when combined with all compensation received from a trust for providing such services in any calendar year exceed the aggregate cost to the sponsor for providing such services, in the aggregate. Such compensation may, from time to time, be adjusted provided that the total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled “All Services Less Rent of Shelter” or similar index, if such index should no longer be published. The consent or concurrence of any unitholder shall not be required for any such adjustment or increase. Such compensation shall be charged against the Income and/or Capital Accounts of a trust.

The following additional charges are or may be incurred by a trust in addition to any other fees, expenses or charges described in the prospectus: (a) fees for the trustee’s extraordinary services; (b) expenses of the trustee (including legal and auditing expenses and reimbursement of the cost of advances to the trust for payment of expenses and distributions, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part arising out of or in connection with the acceptance or administration of the trust; (f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or its reckless disregard of its obligations and duties under the trust agreement; (g) indemnification of the supervisor for any loss, liability or expense incurred in acting as supervisor of the trust other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the trust agreement; (h) indemnification of the evaluator for any loss, liability or expense incurred in acting as evaluator of the trust other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the trust agreement; (i) expenditures incurred in contacting unitholders upon termination of the trust; and (j) license fees for the right to use trademarks and trade names, intellectual property rights or for the use of databases and research owned by third-party licensors. The sponsor is authorized to obtain from Mutual Fund Quotation Service (or similar service operated by The Nasdaq Stock Market, Inc. or its successor) a UIT ticker symbol for each trust and to contract for the dissemination of the unit prices through that service. A trust will bear any cost or expense incurred in connection with the obtaining of the ticker symbol and the dissemination of unit prices. A trust may pay the costs of updating its registration statement each year. All fees and expenses are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders.

Each trust will pay the costs of organizing the trust. These costs may include, but are not limited to, the cost of the initial preparation and typesetting of the registration statement, prospectuses (including preliminary prospectuses), the trust agreement and other documents relating to the applicable trust, SEC and state blue sky registration fees, the costs of the initial valuation of the portfolio and audit of a trust, the costs of a portfolio consultant, if any, one-time license fees, if any, the initial fees and expenses of the trustee, and legal and other out-of-pocket expenses related thereto but not including the expenses incurred in the printing of prospectuses (including preliminary prospectuses), expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses. A trust may sell securities to reimburse the sponsor for these costs at the end of the initial offering period or after six months, if earlier. The value of the units will decline when a trust pays these costs.

Portfolio Transactions and Brokerage Allocation. When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the sponsor to specify minimum amounts in which blocks of securities are to be sold. In effecting purchases and sales of a trust’s portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including the sponsor or brokers which may be affiliated with the trust, the sponsor, the trustee or dealers participating in the offering of units.

Undertakings

1.	Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission (the “Commission”) such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

2.	Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to Rule 484 under the Securities Act, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Contents of Registration Statement

This Amendment to the Registration Statement comprises the following:

The facing sheet

The prospectus and information supplement

The signatures

The consents of evaluator, independent auditors and legal counsel

The following exhibits:

1.1	Trust Agreement.

1.1.1	Standard Terms and Conditions of Trust. Reference is made to Exhibit 1.1.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1670 (File No. 333-210025) as filed on May 6, 2016.

1.2	Certificate of Amendment of Certificate of Incorporation and Certificate of Merger of Advisors Asset Management, Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.

1.3	Bylaws of Advisors Asset Management, Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.

1.5	Form of Dealer Agreement. Reference is made to Exhibit 1.5 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 262 (File No. 333-150575) as filed of June 17, 2008.

1.6	Advisors Disciplined Trust Rule 12d1-4 Fund of Funds Agreements. Reference is made to Exhibit A(9)(a) to the Registration Statement on Form N-8B-2/A for Advisors

Disciplined Trust Series 1 (File No. 811-21056) as filed on January 19, 2022, Exhibit A(9)(a) to the Registration Statement on Form N-8B-2/A for Advisors Disciplined Trust Series 1 (File No. 811-21056) as filed on February 8, 2022 and Exhibit A(9)(a) to the Registration Statement on Form N-8B-2/A for Advisors Disciplined Trust Series 1 (File No. 811-21056) as filed on June 15, 2023.

2.2	Form of Code of Ethics. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1853 (File No. 333-221628) as filed on February 21, 2018.

3.1	Opinion and consent of counsel as to legality of securities being registered.

3.2	Opinion and consent of counsel as to the federal income and New York tax status of securities being registered.

3.3	Opinion of counsel as to the Trustee and the Trust.

4.1	Consent of initial evaluator.

4.2	Consent of independent registered public accounting firm.

6.1	Directors and Officers of Advisors Asset Management, Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 2176 (File No. 333-271257) as filed on July 11, 2023.

7.1	Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 2211 (File No. 333-275220) as filed on December 21, 2023.

Signatures

The Registrant, Advisors Disciplined Trust 2215, hereby identifies Matrix Unit Trust, Series 1, Series 2, Series 3, Series 4, Series 5 and Series 8; Advisor’s Disciplined Trust, Series 10, Series 11 and Series 13; Advisor’s Disciplined Trust 23 and 40; and Advisors Disciplined Trust 256, 318, 404, 459, 460, 518, 533, 544, 560, 588, 595, 610, 625, 677, 678, 699, 731, 782, 785, 803, 814, 820, 830, 834, 833, 839, 847, 854, 855, 862, 863, 867, 879, 880, 888, 891, 897, 901, 910, 911, 931, 932, 936, 938, 949, 952, 967, 980, 981, 982, 990, 1000, 1006, 1015, 1049, 1102, 1146, 1198, 1258, 1309, 1341, 1516, 1609, 1682, 1828, 1856, 1865, 1884, 1900, 1921, 1937, 1951, 1968, 1986, 2011, 2025, 2035, 2040, 2054, 2067, 2082, 2094, 2122, 2134, 2151, 2166, 2181, 2193 and 2209 for purposes of the representations required by Rule 487 and represents the following:

(1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3) that it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Advisors Disciplined Trust 2215 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita and State of Kansas on February 26, 2024.

Advisors Disciplined Trust 2215

By Advisors Asset Management, Inc., Depositor

By	/s/ ALEX R. MEITZNER
Alex R. Meitzner
Senior Vice President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on February 26, 2024 by the following persons in the capacities indicated.

SIGNATURE	TITLE

Scott I. Colyer	Director of Advisors Asset	)
	Management, Inc.	)

Lisa A. Colyer	Director of Advisors Asset	)
	Management, Inc.	)

James R. Costas	Director of Advisors Asset	)
	Management, Inc.	)

Christopher T. Genovese	Director of Advisors Asset	)
	Management, Inc.	)

Bart P. Daniel	Director of Advisors Asset	)
	Management, Inc.	)

Jeffery Opie	Executive Vice President,	)
	Chief Financial Officer of	)
	Advisors Asset Management, Inc.	)

By	/s/ ALEX R. MEITZNER
Alex R. Meitzner
Attorney-in-Fact*

*An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as Exhibit 7.1.